As filed with the Securities and Exchange Commission on March 7, 1997
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                       ACTION PERFORMANCE COMPANIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

           ARIZONA                                   5090                                86-0704792
------------------------------            ---------------------------             ----------------------
(State or other jurisdiction of          (Primary Standard Industrial               (I.R.S. Employer
incorporation or organization)            Classification Code Number)             Identification Number)
                                          ---------------------------


                             2401 West First Street
                              Tempe, Arizona 85281
                                 (602) 894-0100
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                 ---------------

                    FRED W. WAGENHALS                                              Copies to:
            Chairman of the Board, President,                                 Robert S. Kant, Esq.
               and Chief Executive Officer                                   Jere M. Friedman, Esq.
                 2401 West First Street                                   O'Connor, Cavanagh, Anderson,
                  Tempe, Arizona 85281                                   Killingsworth & Beshears, P.A.
                     (602) 894-0100                                          One East Camelback Road
(Name, address, including zip code, and telephone number,                    Phoenix, Arizona  85012
       including area code, of agent for service)                                (602) 263-2606

                                 --------------

         Approximate date of Commencement of Proposed Sale to the Public: As soon as practical after the Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                                     Proposed Maximum               Amount of
            Title of Shares                   Amount to be               Aggregate                Registration
            to be Registered                   Registered            Offering Price(1)                 Fee
-------------------------------------------------------------------------------------------------------------------
Common Stock(2).....................         933,718 Shares               $19,958,222.00           $6,047.95
                                             --------------               --------------           ---------
         Total......................         933,718 Shares               $19,958,222.00           $6,047.95
===================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).

(2) Such shares are being registered for resale from time to time by certain Selling Shareholders.

Pursuant to Rule 429, this Registration Statement relates to (a) 77,798 outstanding shares of Common Stock that have been registered for resale from time to time by certain Selling Shareholders (as adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996) included in the Registrant's Registration Statement on Form S-3 and amendments thereto (No. 33-79942) as filed with the Commission on June 8, 1994 and declared effective on September 20, 1994, and (b) 45,000 outstanding shares of Common Stock that have been registered for resale from time to time as included in the Registrant's Registration Statement on Form S-3 (No. 333-03865) as filed with the Commission on May 16, 1996 and declared effective on May 29, 1996.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MARCH 7, 1997
PROSPECTUS


                        1,056,516 Shares of Common Stock

                       ACTION PERFORMANCE COMPANIES, INC.

         This Prospectus relates to 1,056,516 shares of common stock, par value $.01 per share (the "Common Stock") of Action Performance Companies, Inc. (the "Company") that may be sold from time to time by certain selling shareholders of the Company (the "Selling Shareholders"). To the extent required by applicable law or Securities and Exchange Commission regulations, this Prospectus shall be delivered to purchasers upon resale of shares of Common Stock by the Selling Shareholders. The Company will not receive any of the proceeds of sales by the Selling Shareholders.

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ACTN." On February 28, 1997, the last sale price of the Common Stock as reported on Nasdaq was $21.50 per share.

         The securities offered hereby involve a high degree of risk. See "Risk Factors," which begins on page 7 of this Prospectus.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is      , 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-KSB for the year ended September 30, 1996, as filed by the Company on December 30, 1996; (ii) the Company's Current Report on Form 8-K as filed by the Company on November 22, 1996 and as amended by Form 8-K/A as filed by the Company on January 13, 1997;
(iii) the Company's Current Report on Form 8-K as filed by the Company on January 23, 1997 and as amended by Form 8-K/A as filed by the Company on February 24, 1997; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, as filed by the Company on February 14, 1997; and (v) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A/A as filed with the Commission on June 14, 1995. The Current Report on Form 8-K as filed by the Company on November 22, 1996 and as amended by Form 8-K/A as filed on January 13, 1997, which is incorporated by reference herein, contains audited financial statements for Sports Image, Inc. as of and for the year ended December 31, 1995 and for the period from January 1, 1996 to November 7, 1996. The financial statements for Sports Image, Inc. for the year ended December 31, 1994 have been omitted as a result of the inability of the Company or Sports Image, Inc. to obtain financial records from the owners of the predecessor of Sports Image, Inc. In addition, the Company believes that the financial results of the predecessor of Sports Image, Inc. for the year ended December 31, 1994 are not representative of the current business operations of Sports Image, Inc. and would not provide meaningful or relevant information to investors.

         All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

         The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Action Performance Companies, Inc., 2401 West First Street, Tempe, Arizona 85281, (telephone (602) 894-0100), Attention: Secretary.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) reflects a two-for-one stock split effected as a stock dividend on May 28, 1996, and (ii) assumes no exercise of any currently outstanding or authorized options.

                                   The Company

         The Company is a leader in the design and sale of motorsports collectible and consumer products. The Company designs and markets collectible die-cast and pewter miniature replicas of motorsports vehicles, designs and markets licensed apparel, souvenirs, and other motorsports consumer items (including t-shirts, hats, jackets, mugs, key chains, and drink bottles), and licenses a line of motorsports-related products for sale in the mass-merchandise market. The Company also develops marketing and product promotional programs for corporate sponsors of motorsports which feature the Company's die-cast replicas or other products as premium awards intended to increase brand awareness of the products or services of the corporate sponsors, and represents popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company markets its motorsports collectibles and consumer items pursuant to license arrangements with popular race drivers, car owners, car sponsors, and automobile manufacturers. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

         The Company designs its products and other programs primarily to capitalize on the growing interest in motorsports. The popularity of motorsports with consumers has resulted in significant growth in the motorsports industry. USA Today reports that motorsports racing is the fastest growing spectator sport in the nation. According to The Wall Street Journal, approximately 5.3 million fans attended the 31 races of the National Association for Stock Car Auto Racing's ("Nascar") Winston Cup series in 1995. According to USA Today, attendance at Winston Cup events has more than doubled in the past decade, from 75,643 per event in 1985 to 180,260 in 1996. USA Today reports that TV ratings are growing even faster, with more than 100 million people tuning in to Nascar's televised events each year. A.C. Nielsen reports that, with the exception of NFL football, Nascar Winston Cup telecasts score higher ratings than any other sporting event aired by cable. The Wall Street Journal reported that sales of Nascar- licensed goods have grown ninefold during the 1990s to more than $500 million per year and are expected to reach $1.0 billion by 1998. According to Nascar, 70 of the Fortune 500 companies utilize motorsports sponsorship or advertising as part of their marketing strategies.

         The Company focuses on developing long-term relationships with and engages in comprehensive efforts to license the most popular drivers in each top racing category as well as car owners, car sponsors, car manufacturers, and others in these racing categories. The Company has license agreements with many of the most popular drivers, including seven-time Winston Cup champion Dale Earnhardt, 1995 Winston Cup champion Jeff Gordon, 1996 Winston Cup champion Terry Labonte, and six-time NHRA Funny Car champion John Force. The Company continually strives to strengthen its relationships with licensors and to develop opportunities to market innovative collectible and licensed consumer products that appeal to motorsports enthusiasts. The Company believes that its license agreements with notable Nascar and other motorsports personalities and sponsors significantly enhance the collectible value and marketability of its products. The Company also believes that drivers and other motorsports licensors increasingly recognize the Company's ability to design, develop, and produce a broad range of high-quality licensed products and to market those products through well-defined, organized, and established distribution channels designed to maximize sales and profitability.

         The Company continually seeks to develop or acquire exciting and progressive new products and programs. Historically, the Company has designed and marketed die-cast collectibles featuring Nascar drivers and vehicles. In 1995, the Company began expanding its lines of die-cast collectibles to include other types of motorsports vehicles, including National Hot Rod Association ("NHRA") drag racing, Nascar's new "Super Truck" racing series, dirt car racing, and sprint car racing. The Company acquired the business and substantially all of the assets of Sports Image,

Inc. ("Sports Image") in November 1996 and the business and substantially all of the assets of Motorsport Traditions Limited Partnership and Creative Marketing and Promotions, Inc. (together, "Motorsport Traditions") in January 1997. Sports Image and Motorsport Traditions market and distribute licensed motorsports apparel and other souvenir items, featuring the likeness of Dale Earnhardt, Jeff Gordon, Terry Labonte, Darrell Waltrip, Bobby Labonte, and other popular drivers through a network of wholesale distributors, trackside events, promotional programs for corporate sponsors, and fan clubs. Sports Image had revenue of approximately $32.5 million and $41.8 million during the year ended December 31, 1995 and the period from January 1, 1996 to November 7, 1996, respectively. Motorsport Traditions had annual revenue of approximately $33.0 million from sales of licensed apparel, souvenirs, and other motorsports consumer products during 1996. The Company believes that Sports Image and Motorsport Traditions represent an important new distribution channel for the Company's die-cast collectibles, provide significant opportunities for developing and marketing licensed apparel and souvenirs, and position the Company as the leading marketer of licensed motorsports apparel and souvenirs.

         In December 1996, the Company entered into a license agreement with Hasbro, Inc. ("Hasbro"), a multi-billion dollar toy and game manufacturer, covering the exclusive sale by Hasbro of a new line of motorsports-related products in the mass-merchandise market. The Company believes that the license agreement with Hasbro will enable it to remain focused on its core business of designing and marketing motorsports collectibles, apparel, and souvenir products while enabling the Company to benefit from Hasbro's retail mass merchandise marketing expertise and resources as a means of expanding the Company's product offerings without committing substantial resources to manufacturing and marketing activities.

         The Company pursues a strategy designed to enable it to enhance its leadership position in the motorsports collectible and consumer products industry. Key aspects of this strategy include (i) continuing to enhance its existing products and introduce new products that appeal to racing enthusiasts,
(ii) expanding and strengthening its licensing arrangements, (iii) pursuing strategic acquisitions and alliances, (iv) investing in proprietary tooling, and
(v) providing a one-stop source for revenue opportunities for racing personalities.

         The Company was incorporated in Arizona in 1992. As used herein, the term "Company" refers to Action Performance Companies, Inc. and its subsidiaries and operating divisions, including Sports Image and Motorsport Traditions. The Company's principal executive offices are located at 2401 West First Street, Tempe, Arizona 85281, and its telephone number is (602) 894-0100.

                                  The Offering

Securities offered by the Selling Shareholders.................   1,056,516 shares of Common Stock

Common Stock currently outstanding.............................   13,703,485 shares(1)

Use of proceeds................................................   The Company will not receive any of the proceeds of
                                                                  sales of Common Stock by the Selling Shareholders.

Risk factors...................................................   Investors should carefully consider the factors
                                                                  discussed under "Risk Factors."

Nasdaq National Market symbol..................................   ACTN

--------------
(1) Excludes (i) 1,014,305 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of December 31, 1996, and
         (ii) 301,450  shares  reserved for issuance  upon the exercise of stock options that may be granted in the future under the Company's 1993 Stock Option Plan. The Company is seeking shareholder approval to increase the options that may be granted under the 1993 Stock Option Plan from 2,000,000 to 2,750,000 shares. See "Management -1993 Stock Option Plan."

                       Summary Consolidated Financial Data
               (in thousands, except share and per share amounts)

                                                                                      Three Months Ended
                                                 Years Ended September 30,                December 31,
                                         ---------------------------------------   --------------------------
                                            1994           1995          1996          1995          1996
                                         -----------   -----------   -----------   -----------   ------------
                                                                                          (unaudited)
Operating Data:
Net sales ............................   $    16,869   $    26,131   $    44,216   $     8,006   $    15,175
Income before benefit from
   (provision for) income taxes ......           409         4,154         9,870         1,463         2,614
Net income ...........................           633         2,770         5,953           878         1,568
Net income per share and
   common share equivalent(1) ........   $      0.08   $      0.25   $      0.46   $      0.07   $      0.12
Weighted average number of common
   shares and common share
   equivalents outstanding(1)(2) .....     9,639,946    11,570,046    13,069,380    12,839,544    13,476,148

Balance Sheet Data (at end of period):
Working capital ......................   $     5,699   $    11,922   $    18,094   $    12,199   $    21,966
Total assets .........................        11,656        23,351        31,649        23,920        66,207
Notes payable and long-term debt(3) ..            61           288           365           461        24,899
Shareholders' equity(2) ..............         6,909        18,890        26,996        20,070        33,863

---------------

(1) Adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996.
(2) Excludes (i) 342,857 shares of Common Stock issued subsequent to December 31, 1996 as a result of the acquisition of Motorsport Traditions, (ii) 187,500 shares of Common Stock issued subsequent to December 31, 1996 in one private placement, and (iii) an aggregate of 65,666 shares of Common Stock issued subsequent to December 31, 1996 upon exercise of stock options. See "Private Placements."
(3)  Amounts shown as of December 31, 1996 include the $24.0 million  promissory note issued to the sellers of Sports Image. In January 1997, the Company issued an aggregate of $20.0 million in principal amount of senior notes and entered into a new $16.0 million credit facility. The Company used the proceeds from the sale of the senior notes and a portion of the new credit facility to repay the promissory note issued to the sellers of Sports Image. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

           Summary Unaudited Pro Forma Combined Financial Information
               (in thousands, except share and per share amounts)

         The following summary unaudited pro forma combined financial information of the Company for the fiscal year ended September 30, 1996 and the three months ended December 31, 1996 give effect to the acquisitions of Sports Image and Motorsport Traditions. The summary unaudited pro forma combined statements of operations for the fiscal year ended September 30, 1996 and the three months ended December 31, 1996 assume that the acquisitions of Sports Image and Motorsport Traditions had been completed on October 1, 1995. The summary unaudited pro forma combined balance sheet as of December 31, 1996 gives effect to the acquisition of Motorsport Traditions as if it had occurred on December 31, 1996. The summary unaudited pro forma combined financial information presented herein does not purport to represent what the Company's actual results of operations would have been had the acquisitions of Sports Image and Motorsport Traditions occurred on those dates or to project the Company's results of operations for any future period.

                                        For the Fiscal Year Ended September 30, 1996
                                                                                               Adjusted
                                        The        Acquired        Total        Pro Forma      Pro Forma
                                      Company      Companies      Combined    Adjustments(1)   Combined
                                      -------      ---------      --------    --------------   --------
Operating Data:
Net sales .......................   $    44,216   $    78,640   $   122,856   $   (11,229)   $   111,627
Income before provision for
    (benefit from) income taxes .         9,870         6,198        16,068        (3,574)        12,494
Net income ......................         5,953         6,198        12,151        (4,637)         7,514
Pro forma net income
    per share ...................                                                            $      0.54
                                                                                             ===========
Weighted average number of
    common shares and common
    share equivalents outstanding                                                             13,815,598
                                                                                             ===========

                                                For the Three Months Ended December 31, 1996
                                                                                                          Adjusted
                                                    The        Acquired         Total       Pro Forma     Pro Forma
                                                  Company      Companies      Combined    Adjustments(1)  Combined
                                                  -------      ---------      --------    --------------  --------
Operating Data:
Net sales ...................................   $    15,175   $    12,254   $    27,429   $    (1,050)   $    26,379
Income before provision for
    (benefit from) income taxes .............         2,614            26         2,640          (459)         2,181
Net income ..................................         1,569            26         1,595          (284)         1,311
Pro forma net income
    per share ...............................                                                            $      0.09
                                                                                                         ===========
Weighted average number of
    common shares and common
    share  equivalents outstanding ..........                                                             13,989,995
                                                                                                         ===========

Balance Sheet Data (as of
    December 31, 1996):
Working capital .............................   $    21,966   $     5,358   $    27,324   $    (6,765)   $    20,559
Total assets ................................        66,207         9,433        75,640         3,849         79,489
Notes payable and long-term debt,
  net of current portion ....................        24,899            11        24,910           850         25,760
Shareholders' equity ........................        33,863         7,034        40,897        (2,302)        38,595

(1) For a detailed description of the pro forma adjustments, see "Unaudited Pro Forma Combined Financial Information."

                                  RISK FACTORS

         The following factors, in addition to those discussed elsewhere in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing any of the securities offered hereby.

Certain Factors That Could Adversely Affect Operating Results

         The Company's operating results are affected by a wide variety of factors that could adversely impact its net sales and operating results. These factors, many of which are beyond the control of the Company, include the Company's ability to identify trends in the motorsports collectibles and consumer markets and to introduce products that take advantage of those trends; its ability to identify popular motorsports personalities and to enter into and maintain mutually satisfactory licensing arrangements with them; its ability to design and arrange for the timely production and delivery of its products; market acceptance of the Company's products; the level and timing of orders placed by customers; seasonality; the popularity and life cycles of and customer satisfaction with products designed and marketed by the Company; the timing of expenditures in anticipation of orders; the cyclical nature of the markets served by the Company; and competition and competitive pressures on prices.

         The Company's ability to increase its sales and marketing efforts to stimulate customer demand and its ability to monitor third-party manufacturing arrangements in order to maintain satisfactory delivery schedules and product quality are important factors in its long-term prospects. A slowdown in demand for the Company's products as a result of ineffective marketing efforts, manufacturing difficulties, changing consumer tastes and spending patterns, economic conditions, or other broad-based factors could adversely affect the Company's operating results.

         Tobacco and alcohol companies provide a significant amount of advertising and promotional support of racing events, drivers, and car owners. In August 1996, the U.S. Food and Drug Administration published final regulations that will substantially restrict tobacco industry sponsorship of sporting events, including motorsports, beginning in 1998. These regulations and any other legislation that limit or prohibit advertisements of tobacco and alcohol products at sporting events, including racing events, could ultimately affect the popularity of motorsports, which could have an adverse effect on the Company. The Company believes, however, that other major consumer products companies would quickly replace tobacco and alcohol companies as sponsors of motorsports in the event that legislation prohibiting advertisements of those products takes effect.

Dependence on License Arrangements

         The Company markets its collectible products pursuant to licensing arrangements with race car drivers, race car owners, race car sponsors, and automobile manufacturers. These licensing arrangements generally are limited in scope and duration and generally authorize the sale of specified licensed products for short periods of time. The success of licensing arrangements depends on many factors, including the reasonableness of license fees in relationship to revenue generated by sales of licensed products, the continued popularity of licensees, and the absence of their sickness, incapacity, or death. The termination, cancellation, or inability to renew any of the Company's existing licensing arrangements, or its inability to develop and enter into new licensing arrangements, would have a material adverse effect on the Company. See "Business - Licenses."

Integration of Business Operations

         The Company has recently completed the acquisitions of Sports Image and Motorsport Traditions. There can be no assurance that the Company will be able to integrate effectively the operations of Sports Image and Motorsport Traditions with the Company's operations on a timely basis, to manage effectively the combined operations of the acquired businesses, or to achieve the Company's operating and growth strategies with respect to these businesses. The integration of the management, operations, and facilities of Sports Image, Motorsport Traditions, and any other businesses the Company may acquire in the future could involve unforeseen difficulties, which could have a material adverse effect on the Company's business, financial condition, and operating results.

         The Company has conducted due diligence reviews of each of the acquired businesses and has received representations and warranties regarding each of the acquired businesses. There can be no assurance, however, that unforeseen liabilities will not arise in connection with the operation of the acquired businesses or future acquired businesses or that any contractual or other remedies available to the Company will be sufficient to compensate the Company in the event unforeseen liabilities arise.

         The Company anticipates using the opportunities created by the combination of Sports Image and Motorsport Traditions to effect what the Company believes will be substantial cost savings, including a reduction in operating expenses as a result of the elimination of duplicative sales and marketing, administrative, warehouse, and distribution facilities, functions, and personnel. Significant uncertainties, however, accompany any business combination, and there can be no assurance that the Company will be able to achieve its anticipated integration of facilities, functions, and personnel in order to achieve operating efficiencies or otherwise realize cost savings as a result of the recent acquisitions or future acquisitions. The inability to achieve the anticipated cost savings could have a material adverse effect on the Company's business, financial condition, and operating results.

Outstanding Indebtedness and Possible Need For Additional Capital

         In January 1997, the Company issued an aggregate of $20.0 million in principal amount of senior notes and entered into a new $16.0 million credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The Company believes that its existing capital resources, credit facilities, and cash flow from operations will be sufficient to satisfy the Company's capital requirements during the next 12-month period, other than those related to any future acquisitions. The Company, however, may be required to seek additional equity or debt financing to finance future acquisitions or the development of new product lines, to provide guarantees under license agreements, to obtain international letters of credit in connection with purchase orders from its offshore manufacturers, or to provide funds to take advantage of other business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. Although the Company has been able to obtain adequate financing on acceptable terms in the past, there can be no assurance that such financing will continue to be available on acceptable terms. If such financing is not available on satisfactory terms, the Company may be unable to expand its business at the rate desired and its operating results may be adversely affected. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing shareholders.

Competition

         The motorsports collectible and consumer products markets are extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company believes that Racing Champions, Inc.,
Revell-Monogram, Inc., and The ERTL Company, Inc. constitute its principal competitors in the die-cast collectible industry. The Company's motorsports apparel and souvenirs compete with similar products sold or licensed by drivers, owners, sponsors, and other licensors with which the Company currently does not have licenses, as well as with sports apparel licensors and manufacturers in general. Emerging companies also may increase their participation in these motorsports markets.

         The Company believes that its relationships with top race car drivers and car owners represent a significant advantage over its competitors in the motorsports collectible and consumer products industry. The Company strives to expand and strengthen these relationships and to develop opportunities to market innovative collectible and consumer licensed products that appeal to motorsports enthusiasts. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, features, pricing, and diversity of its products; the quality of its customer services; its ability to recognize industry trends and anticipate shifts in consumer demands; its success in designing and marketing new products; the availability of adequate sources of manufacturing capacity and the ability of its third-party manufacturers to meet delivery schedules; its efficiency in filling customer orders; the continued popularity of the motorsports personalities with whom the Company has licensing arrangements; its ability to renew existing licensing arrangements and enter into new licensing arrangements; its ability to develop and maintain effective marketing programs that enable it to sell its products to motorsports enthusiasts; product introductions by the Company's competitors; the number, nature, and success of its competitors in a given market; and general market and economic conditions. The Company's promotional programs must compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards. The Company currently competes principally on the basis of the current popularity of motorsports; the appeal of its products; and the cost, design, and delivery schedules of its products. There can be no assurance that the Company will continue to be able to compete successfully in the future.

Rapid Market Changes

         The markets for the Company's products are subject to rapidly changing customer tastes, a high level of competition, seasonality, and a constant need to create and market new products. Demand for motorsports collectible and consumer products is influenced by the popularity of certain drivers and other personalities, themes, cultural and demographic trends, marketing and advertising expenditures, and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. New motorsports collectible and consumer products frequently can be successfully marketed for only a limited time. The Company may not always be able to respond to changes in customer tastes and demands because of the amount of time and financial resources that may be required to bring new products to market. The inability to respond quickly to market changes could have an adverse effect on the Company's business, financial condition, and operating results. See "Business - Products and Services."

Fluctuations in Sales

         The second and third calendar quarters of each year generally are characterized by higher sales of motorsports products because of the introduction of new race car models for the racing season beginning in February. Sales of motorsports products are lowest in the fourth calendar quarter, corresponding with the end of the racing season. Seasonal fluctuations in quarterly sales may require the Company to take temporary measures, including changes in its personnel levels, borrowing amounts, and production and marketing activities, and could result in unfavorable quarterly earnings comparisons. The Company believes, however, that holiday sales of its products are increasing, which has the effect of reducing seasonal fluctuations in its sales.

Dependence on Third Parties for Manufacturing

         The Company depends upon third parties to manufacture its die-cast and pewter collectibles and motorsports consumer products. Although the Company owns most of the tools, dies, and molds utilized in the manufacturing processes of its collectible products and owns the tooling and dies used to manufacture certain of its motorsports consumer products, the Company has limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on the Company.

         The Company does not have long-term contracts with its third-party manufacturers. Although the Company believes it would be able to secure other third-party manufacturers to produce its products as a result of its ownership of the molds and tools used in the manufacturing process, the Company's operations would be adversely affected if it lost its relationship with any of its current suppliers (including particularly its China-based manufacturer of die-cast products, which produced products constituting approximately 90% of the Company's sales in fiscal 1996) or if its current suppliers' operations or sea or air transportation with its China-based die-cast manufacturer were disrupted or terminated even for a relatively short period of time. The Company does not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if it were required to utilize alternative sources of supply.

         As a result of its recent acquisitions of Sports Image and Motorsport Traditions, the Company anticipates that a substantial portion of its revenue in fiscal 1997 will be derived from sales of licensed apparel, souvenirs, and other consumer products. Most of the manufacturers of these products are located in the United States, and the Company believes that a number of alternative sources for each of these products is readily available in the event that the Company is unable to obtain products from any particular manufacturer.

International Trade, Exchange, and Financing

         The Company obtains its die-cast collectibles and other replicas under a manufacturing arrangement with a third-party manufacturer in the Peoples' Republic of China ("China"). The Company believes that production of its die-cast products overseas enables the Company to obtain these items on a cost basis that enables the Company to market them profitably. The Company's reliance on the third-party manufacturer to provide personnel and facilities in China, and the Company's maintenance of equipment and inventories abroad, expose it to certain economic and political risks, including the business and financial condition of the third-party manufacturer, political and economic conditions abroad, and the possibility of expropriation, supply disruption, currency controls, and exchange fluctuations as well as changes in tax laws, tariffs, and freight rates. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to purchase its products from foreign suppliers or the price at which the Company can obtain those products. The Company has not experienced any significant interruptions in obtaining its die-cast products from the third-party manufacturer to date.

         All of the Company's purchases from its foreign manufacturer are denominated in United States dollars. As a result, the foreign manufacturer bears any risks associated with exchange rate fluctuations subsequent to the date the Company places its orders with the manufacturer. Purchases of die-cast products from the foreign manufacturer generally require the Company to provide an international letter of credit in an amount equal to the purchase order. Although the Company currently has in place financing arrangements in an amount that it considers adequate for anticipated purchase levels, the inability to fund any letter of credit required by a supplier would have an adverse impact on the Company's operations.

         Under the terms of its license agreement with Hasbro, Hasbro's royalty payments to the Company for sales by Hasbro in foreign countries are based on the exchange rates in effect on the last day of the calendar quarter for which such royalties are owed. As a result, the Company bears any risks that may be associated with exchange rate fluctuations between the date on which Hasbro records overseas sales of products subject to the license agreement and the last day of the calendar quarter in which the sales are made. The Company does not currently believe that overseas sales of products by Hasbro will represent a material percentage of the Company's total revenue. As a result, the Company does not currently anticipate that it will engage in hedging transactions intended to offset potential adverse consequences of exchange rate fluctuations with respect to royalty payments due from Hasbro for sales in foreign countries.

Dependence on New Products

         The Company's operating results depend to a significant extent on its ability to continue to develop and introduce new products on a timely basis that compete effectively on the basis of price and that address customer tastes, preferences, and requirements. The success of new product introductions depends on various factors, including proper new product selection, successful sales and marketing efforts, timely production and delivery of new products, and consumer acceptance of new products. There can be no assurance that any new products will receive or maintain substantial market acceptance. The failure of the Company to design, develop, and introduce popular products on a timely basis would adversely affect its future operating results. See "Business - Products and Services."

Management of Growth

         Since 1993, the Company's business operations have undergone significant changes and growth, including its emphasis on and the expansion of its collectible product lines, acquisition of its motorsports consumer products lines, and significant investments in tooling. The Company's ability to manage effectively any significant future growth, however, will require it to integrate successfully the operations of Sports Image and Motorsport Traditions with the Company's operations and to further enhance its operational, financial, and management systems; to expand its facilities and equipment; to receive products from third-party manufacturers on a timely basis; and to successfully hire, train, retain, and motivate additional employees. The failure of the Company to manage its growth on an effective basis could have a material adverse effect on the Company's business, financial condition, and operating results. The Company may be required to increase staffing and other expenses as well as make expenditures on capital equipment and manufacturing sources in order to meet the anticipated demand of its customers. Sales of the Company's collectible and consumer products are subject to changing consumer tastes, and customers for the Company's promotional items generally do not commit to firm orders for more than a short time in advance. The Company's profitability would be adversely affected if the Company increases its expenditures in anticipation of future orders that do not materialize. Certain customers also may increase orders for the Company's products on short notice, which would place an excessive short-term burden on the Company's resources.

Dependence on Key Personnel

         The Company's development and operations to date have been, and its proposed operations will be, substantially dependent upon the efforts and abilities of its senior management, including Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer. The loss of services of one or more of its key employees, particularly Mr. Wagenhals, could have a material adverse effect on the Company. The Company maintains key person insurance on the life of Mr. Wagenhals in the amount of $3,000,000. The Company does not maintain such insurance on any of its other officers. See "Management."

Control by Management

         The directors and officers of the Company currently own approximately 17.5% of the Company's outstanding Common Stock. See "Principal and Selling Shareholders."

Possible Volatility of Stock Price

         The market price of the Company's Common Stock has fluctuated significantly since its initial public offering in April 1993. See "Price Range of Common Stock." The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company, actual or anticipated announcements of new products by the Company or its competitors, changes in analysts' estimates of the Company's financial performance, general conditions in the markets in which the Company competes, worldwide economic and financial conditions, and other events or factors. The stock market also has experienced extreme price and volume fluctuations that have particularly affected the market prices for many rapidly expanding companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

Litigation

         The Company is one of approximately 30 defendants in a lawsuit in which the state of Arizona seeks recovery of certain clean-up costs under federal and state environmental laws. The Company also is a defendant in a lawsuit alleging breach of contractual duties and appropriation of certain business opportunities of a dissolved corporation. The Company is actively defending these lawsuits. In the event a decision adverse to the Company is rendered in either of these lawsuits, the resolution of such matter could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Litigation."

Rights to Acquire Shares; Potential Issuance of Additional Shares

         As of February 28, 1997, options to acquire a total of 1,014,305 shares were outstanding under the Company's 1993 Stock Option Plan (the "1993 Plan"). During the terms of such options, the holders thereof will have the opportunity to profit from an increase in the market price of Common Stock with resulting dilution in the interests of holders of Common Stock. The existence of such stock options could adversely affect the terms on which the Company can obtain additional financing, and the holders of such options can be expected to exercise such options at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of its Common Stock on terms more favorable to the Company than those provided by the exercise of such options.

Shares Eligible for Future Sale; Potential Depressive Effect on Stock Price

         Of the 13,703,485 shares of Common Stock currently outstanding, 10,281,512 shares are eligible for resale in the public market without restriction unless held by an "affiliate" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,421,973 shares of Common Stock currently outstanding are "restricted securities," as that term is defined in Rule 144 under the Securities Act, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act, or pursuant to an exemption therefrom. An aggregate of 1,056,516 shares of such "restricted securities" covered by this Prospectus are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part or have been registered for resale under another Registration Statement to which this Prospectus relates. Affiliates also are subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or an affiliate of the Company may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of the Company's then-outstanding Common Stock or the average weekly trading volume for the four weeks prior to the proposed sale of such shares. Recent changes to Rule 144, which go into effect in April 1997, will reduce the two-year holding period to one year. An aggregate of 2,365,456 shares held by certain officers and directors currently are available for sale under Rule 144. Sales of substantial amounts of Common Stock by shareholders of the Company, or even the potential for such sales, are likely to have a depressive effect on the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Description of Securities - Shares Eligible for Future Sale."

Lack of Dividends

         The Company has never paid any cash dividends on its Common Stock and does not currently anticipate that it will pay dividends in the foreseeable future. Instead, the Company intends to apply its earnings to the expansion and development of its business. See "Dividend Policy."

Change in Control Provisions

         The Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), Amended and Restated Bylaws (the "Restated Bylaws"), and Arizona law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when those attempts may be in the best interests of shareholders. The Restated Articles also authorize the Board of Directors, without shareholder approval, to issue one or more series of Preferred Stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of Common Stock. See "Description of Securities."

Cautionary Statement Regarding Forward-Looking Statements

         Certain statements and information contained in this Prospectus under the headings "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," concerning future, proposed, and anticipated activities of the Company, certain trends with respect to the Company's revenue, operating results, capital resources, and liquidity or with respect to the markets in which the Company competes or the motorsports industry in general, and other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond the Company's control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under "Risk Factors."

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds of sales of shares of Common Stock by the Selling Shareholders.


                                    DIVIDENDS

         The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The future payment of dividends, if any, on the Common Stock is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors.


                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of December 31, 1996.

                                                                                               December 31, 1996
                                                                                                  (unaudited)

Long-Term Debt
Notes payable to banks and long-term debt(1)............................................          $24,898,711
                                                                                                  ===========
Shareholders' Equity
Preferred stock, no par value, 5,000,000 shares authorized; no shares outstanding.......                 --
Common stock, $.01 par value, 25,000,000 shares authorized;
   13,107,462 shares issued and outstanding(2)(3).......................................              131,075
Additional paid-in capital(3)...........................................................           24,284,723
Retained earnings.......................................................................            9,447,191
                                                                                                  -----------
Total shareholders' equity(3)...........................................................          $33,862,989
                                                                                                  ===========

---------------
(1)  Amounts shown as of December 31, 1996 include the $24.0 million  promissory note issued to the sellers of Sports Image. In January 1997, the Company issued an aggregate of $20.0 million in principal amount of senior notes and entered into a new $16.0 million credit facility. The Company used the proceeds from the sale of the senior notes and a portion of the new credit facility to repay the promissory note issued to the sellers of Sports Image. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

(2) Excludes (i) 1,014,305 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of December 31, 1996, and (ii) 301,450 shares reserved for issuance upon the exercise of stock options that may be granted in the future under the Company's 1993 Stock Option Plan. The Company is seeking shareholder approval to increase the options that may be granted under the 1993 Stock Option Plan from 2,000,000 to 2,750,000 shares. See "Management - 1993 Stock Option Plan."

(3) Excludes (i) 342,857 shares of Common Stock issued subsequent to December 31, 1996 as a result of the acquisition of Motorsport Traditions, (ii) 187,500 shares of Common Stock issued subsequent to December 31, 1996 in one private placement, and (iii) an aggregate of 65,666 shares of Common Stock issued subsequent to December 31, 1996 upon exercise of stock options. See "Private Placements."

                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "ACTN" since April 27, 1993. The following table sets forth the quarterly high and low closing sale prices of the Company's Common Stock on the Nasdaq National Market for the calendar periods indicated, as adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996:

                                                                 High       Low
                                                                 ----       ---
1993:
   Second Quarter......................................         $3.50      $2.50
   Third Quarter.......................................          3.25       2.25
   Fourth Quarter......................................          2.78       1.50

1994:
   First Quarter.......................................         $2.31      $1.63
   Second Quarter......................................          2.25       1.81
   Third Quarter.......................................          2.25       1.84
   Fourth Quarter......................................          2.97       2.19

1995:
   First Quarter.......................................         $3.63      $2.44
   Second Quarter......................................          4.56       3.25
   Third Quarter.......................................          9.19       4.25
   Fourth Quarter......................................          9.63       6.25

1996:
   First Quarter.......................................        $11.31      $6.44
   Second Quarter......................................         19.75      10.81
   Third Quarter.......................................         14.34      10.63
   Fourth Quarter .....................................         18.75      13.63

1997:
   First Quarter (through February 28, 1977)...........        $24.25     $17.00

         As of February 28, 1997, there were 162 holders of record and approximately 5,000 beneficial owners of the Company's Common Stock. On February 28, 1997, the closing sales price of the Company's Common Stock on the Nasdaq National Market was $21.50 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected historical financial data presented below as of and for the three years ended September 31, 1996 are derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical financial data as of and for the three months ended December 31, 1995 and 1996 are derived from the Company's unaudited financial statements as incorporated by reference herein. The historical financial data for the three months ended December 31, 1995 and 1996, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation for such periods. The historical results of operations for the three months ended December 31, 1996 are not necessarily indicative of results to be expected for the year ended September 30, 1997. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto incorporated by reference herein.

                                                                                                Three Months Ended
                                                   Fiscal Year Ended September 30,                  December 31,
                                             --------------------------------------------    ----------------------------
                                                 1994           1995             1996            1995            1996
                                                 ----           ----             ----            ----            ----
                                                          (in thousands, except share and per share amounts)
Consolidated Statements of Income:
Sales:
   Collectible sales, net ................   $     12,802    $     23,443    $     40,904    $      7,697    $      9,922
   Apparel and souvenir sales, net(1) ....            143           1,190           1,961             309           5,253
   Promotional sales, net(2) .............          3,339           1,498           1,351            --              --
   M-Car sales, net(3) ...................            585            --              --              --              --
                                             ------------    ------------    ------------    ------------    ------------
     Net sales ...........................         16,869          26,131          44,216           8,006          15,175
Cost and expenses:
   Cost of sales .........................         10,488          15,882          25,296           4,764           8,780
   Selling, general and administrative ...          5,808           6,119           9,266           1,872           3,552
                                             ------------    ------------    ------------    ------------    ------------
Operating income .........................            573           4,130           9,654           1,370           2,843
Interest income (expense) and other, net .           (164)             24             216              93            (229)
                                             ------------    ------------    ------------    ------------    ------------
Income before benefit from (provision for)
   income taxes ..........................            409           4,154           9,870           1,463           2,614
Benefit from (provision for) income taxes             224          (1,384)         (3,917)           (585)         (1,046)
                                             ------------    ------------    ------------    ------------    ------------
Net income ...............................   $        633    $      2,770    $      5,953    $        878    $      1,568
                                             ============    ============    ============    ============    ============
Earnings per common share and
   common share equivalent(4) ............   $       0.08    $       0.25    $       0.46    $       0.07    $       0.12
                                             ============    ============    ============    ============    ============
Weighted average number of common
   shares and common share equivalents
   outstanding(4) ........................      9,639,946      11,570,046      13,069,380      12,839,544      13,476,148

Consolidated Balance Sheet Data
 (at end of period):
Working capital ..........................   $      5,699    $     11,922    $     18,094    $     12,199    $     21,966
Total assets .............................         11,656          23,351          31,649          23,920          66,207
Notes payable and long-term debt .........             61             288             365             461          24,899
Shareholders' equity .....................          6,909          18,890          26,996          20,070          33,863

------------
(1) Includes the results of operations acquired from Fan Fueler, Inc. beginning as of the effective date of the acquisition on August 12, 1994 and the results of operations of Sports Image, which the Company acquired on November 7, 1996. See "Business - Development of the Company."
(2) The Company sold the assets and liabilities related to its mini vehicle operations and discontinued its mini vehicle operations in March 1995. See "Business - Development of the Company."
(3) The Company sold the assets and liabilities related to its M-CarTM operations and discontinued its M-CarTM operations in September 1994. See "Business - Development of the Company."
(4) Adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996. Excludes (i) 342,857 shares of Common Stock issued subsequent to December 31, 1996 as a result of the acquisition of Motorsport Traditions, (ii) 187,500 shares of Common Stock issued subsequent to December 31, 1996 in one private placement, and (iii) an aggregate of 65,666 shares issued subsequent to December 31, 1996 upon exercise of stock options. See "Private Placements."

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

         The following unaudited pro forma combined financial information of the Company for the fiscal year ended September 30, 1996 and the three months ended December 31, 1996 give effect to the acquisitions of Sports Image and Motorsport Traditions. The unaudited pro forma combined balance sheet as of December 31, 1996 gives effect to the acquisition of Motorsport Traditions as if it had occurred on December 31, 1996. The unaudited pro forma combined statements of operations for each of the fiscal years ended September 30, 1996 and the three months ended December 31, 1996 assume that the acquisitions of Sports Image and Motorsport Traditions were completed on October 1, 1995. The unaudited pro forma combined financial information presented herein does not purport to represent what the Company's actual results of operations would have been had the acquisitions of Sports Image and Motorsport Traditions occurred on those dates or to project the Company's results of operations for any future period.

                   Unaudited Pro Forma Combined Balance Sheet
                             As of December 31, 1996
                                 (in thousands)

                                                                                                            Adjusted
                                                          Acquired          Total           Pro Forma       Pro Forma
                                         The Company    Companies(1)      Combined         Adjustments      Combined
                                         -----------    ------------      --------         -----------      --------
                 ASSETS

Current Assets
    Cash.............................   $    6,078       $     63         $  6,141         $ (1,400) (2)     $ 4,741
    Accounts receivable...............       9,038          2,787           11,825             --             11,825
    Inventories.......................       8,757          4,754           13,511             --             13,511
    Deferred income taxes.............       1,032           --              1,032             --              1,032
    Prepaid royalties.................       3,773           --              3,773             --              3,773
    Prepaid expenses and other assets.         733            142              875              (64) (3)         811
                                        ----------       --------         --------         --------          -------
        Total current assets..........      29,411          7,746           37,157           (1,464)          35,693

Property, Plant, and Equipment........       9,582          1,687           11,269             --             11,269

Notes Receivable and Other Assets.....       1,017           --              1,017             --              1,017

Goodwill..............................      26,197           --             26,197            5,313  (2)      31,510
                                        ----------       --------         --------         --------          -------
        Total assets..................  $   66,207       $  9,433         $ 75,640         $  3,849          $79,489
                                        ==========       ========         ========         ========          =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
    Accounts payable..................  $    2,581       $  1,746         $  4,327             --            $ 4,327
    Accrued royalties and other.......       2,872            471            3,343              615  (2)       3,958
    Income taxes payable..............       1,073           --              1,073             --              1,073
    Current portion of notes payable..         919            171            1,090              686  (2)       1,776
    Line of credit....................         --            --               --              4,000  (2)       4,000 (2)
                                         -------------   --------         --------          -------          -------
        Total current liabilities.....       7,445          2,388            9,833            5,301           15,134

Long-Term Debt
    Other long-term debt..............         899             11              910             --                910
    Notes payable.....................      24,000           --             24,000              850  (2)      24,850
                                        ----------       --------         --------          -------          -------
        Total long-term debt..........      24,899             11           24,910              850           25,760

Shareholders' Equity
    Net equity of Motorsport Traditions        --           7,034            7,034           (7,034) (3)         --
    Common stock......................         131           --                131                4  (2)         135
    Additional paid-in capital........      24,285           --             24,285            4,728  (2)      29,013
    Retaining earnings................       9,447           --              9,447             --              9,447
                                        ----------       --------         --------          -------          -------
        Total shareholders' equity....      33,863          7,034           40,897           (2,302)          38,595
                                        ----------       --------         --------          -------          -------
        Total liabilities and
          shareholders' equity........  $   66,207       $  9,433         $ 75,640          $ 3,849          $79,489
                                        ==========       ========         ========          =======          =======

------------
(1) Reflects the fair value of the assets of Motorsport Traditions acquired and liabilities assumed from Motorsport Traditions based on the historical balance sheet as of November 30, 1996.
(2) Reflects the fair value of the cash, the shares of Common Stock, and the promissory note issued to the sellers of Motorsport Traditions, the fair value of assets acquired and liabilities assumed from Motorsport Traditions, and other acquisition-related costs.
(3)  Reflects the elimination of intercompany balances.

              Unaudited Pro Forma Combined Statement of Operations
                  for the Fiscal Year Ended September 30, 1996
               (in thousands, except share and per share amounts)

                                                                                                            Adjusted
                                                          Acquired          Total           Pro Forma       Pro Forma
                                        The Company     Companies(1)      Combined         Adjustments      Combined
                                        -----------     ------------      --------         -----------      --------
Net sales...........................    $  44,216         $ 78,640      $  122,856       $  (11,229) (2)    $  111,627
Cost of sales.......................       25,296           56,329          81,625          (11,229) (2)        70,396
                                        ---------         --------      ----------          --------        ----------
    Gross profit....................       18,920           22,311          41,231             --               41,231
Selling, general, and
    administrative expenses.........        9,266           15,082          24,348            1,263  (3)        25,611
                                        ---------         --------      ----------       ----------         ----------
Income from operations..............        9,654            7,229          16,883           (1,263)            15,620
Other income (expense), net.........          216           (1,031)           (815)          (2,311) (4)        (3,126)
                                        ---------         --------      ----------       ----------         ----------
Income before provision for
    (benefit from) income taxes.....        9,870            6,198          16,068           (3,574)            12,494
Provision for (benefit from)
    income taxes....................        3,917             --             3,917            1,063  (5)         4,980
                                        ---------         --------      ----------       ----------         ----------
    Net income......................    $   5,953         $  6,198      $   12,151       $   (4,637)        $    7,514
                                        =========         ========      ==========       ===========        ==========
Pro forma earnings per common
    share...........................                                                                        $     0.54
                                                                                                            ==========
Weighted average common and
    common equivalent shares
    outstanding.....................                                                                        13,815,598
                                                                                                            ==========

-----------
(1)  Reflects  the   historical   operations  of  Sports  Image  and  Motorsport
     Traditions.
(2)  Reflects the elimination of intercompany sales.
(3) Reflects the amortization of goodwill associated with the acquisitions of Sports Image and Motorsport Traditions.
(4) Reflects additional interest expense associated with the financing of the acquisitions of Sports Image and Motorsport Traditions.
(5) Reflects the additional income tax provision based on applying the pro forma estimated effective income tax rate of the Company to the combined companies.
              Unaudited Pro Forma Combined Statement of Operations
                  for the Three Months Ended December 31, 1996
               (in thousands, except share and per share amounts)

                                                                                                            Adjusted
                                                          Acquired          Total           Pro Forma       Pro Forma
                                        The Company     Companies(1)      Combined         Adjustments      Combined
                                        -----------     ------------      --------         -----------      --------
Net sales...........................    $  15,175         $ 12,254        $ 27,429         $ (1,050) (2)   $   26,379
Cost of sales.......................        8,780            9,487          18,267           (1,050) (2)       17,217
                                        ---------         --------        --------           -------       ----------
    Gross profit....................        6,395            2,767           9,162             --               9,162
Selling, general, and
    administrative expenses.........        3,552            2,410           5,962              163  (3)        6,125
                                        ---------         --------        --------         --------        ----------
Income from operations..............        2,843              357           3,200             (163)            3,037
Other income (expense), net.........         (229)            (331)           (560)            (296) (4)         (856)
                                        ---------         --------        --------         ---------       ----------
Income before provision for
    (benefit from) income taxes.....        2,614               26           2,640             (459)            2,181
Provision for (benefit from)
    income taxes....................        1,045             --             1,045             (175) (5)          870
                                        ---------         --------        --------         --------        ----------
    Net income......................    $   1,569         $     26        $  1,595         $   (284)       $    1,311
                                        =========         ========        ========         =========       ==========
Pro forma earnings per common
    share...........................                                                                       $     0.09
                                                                                                           ==========
Weighted average common and
    common equivalent shares
    outstanding.....................                                                                       13,989,995
                                                                                                           ==========

--------------
(1) Reflects the historical operations of Sports Image through the acquisition date of November 7, 1996, and the historical operations of Motorsport Traditions through December 31, 1996.
(2)  Reflects the elimination of intercompany sales.
(3) Reflects the amortization of goodwill associated with the acquisition of Sports Image through the acquisition date of November 7, 1996, and the acquisition of Motorsport Traditions through December 31, 1996.
(4) Reflects additional interest expense associated with the financing of the acquisition of Sports Image through the acquisition date of November 7, 1996, and the acquisition of Motorsport Traditions through December 31, 1996.
(5) Reflects the additional income tax provision based on applying the pro forma estimated effective income tax rate of the Company to the combined companies.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Introduction

         The Company designs and markets collectible die-cast and pewter miniature replicas of motorsports vehicles and designs and markets licensed apparel, souvenirs, and other motorsports consumer items, including t-shirts, hats, jackets, mugs, key chains, and drink bottles. The Company also represents popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements, and develops marketing and product promotional programs for corporate sponsors of motorsports that feature the Company's die-cast replicas or other products as premium awards intended to increase brand awareness of the products or services of the corporate sponsors. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

         The Company was incorporated in Arizona in May 1992 and began marketing die-cast collectibles in July 1992. In August 1994, the Company acquired certain assets and liabilities of Fan Fueler, Inc. and began marketing product lines of licensed motorsports consumer products. During fiscal 1994, the Company also conducted the business of staging turn-key M-CarTM Grand Prix Races for charitable and other organizations, in which participating sponsors purchased specialized gas-powered, one-third scale racing vehicles from the Company. In September 1994, the Company sold the assets and liabilities related to its M-CarTM operations and discontinued its M-CarTM Grand Prix Race operations. During fiscal 1994 and the first two quarters of fiscal 1995, the Company designed and marketed pedal, electric, and gas-powered mini vehicles, primarily as specialty promotional items. The Company sold the assets related to its mini vehicle operations in March 1995. In November 1996, the Company acquired the business of Sports Image and in January 1997, the Company acquired the business of Motorsport Traditions, both of which market and distribute licensed motorsports apparel and other souvenir items.

Results of Operations of the Company for the Three Months Ended December 31, 1995 and 1996

         The Company had net income of $1,568,000, or $0.12 per share, for the three months ended December 31, 1996 compared with net income of $878,000, or $0.07 per share, for the three months ended December 31, 1995. The Company attributes the improvement in net income during the first quarter of fiscal 1997 primarily to (i) additional revenue provided by Sports Image, which the Company acquired in November 1996; (ii) growth in the motorsports collectible market and the capture of additional market share, which enabled the Company to produce and sell increased quantities of collectibles; and (iii) increased sales as a result of growth in the Company's retail collectors' club, which provides higher gross margins.

         During the three months ended December 31, 1995 and 1996, sales were $8,006,000 and $15,175,000, respectively. The $7,169,000, or 90%, increase in sales resulted from an increase of $4,945,000 in apparel and souvenir sales and a $2,224,000 increase in collectible sales. The increase in apparel and souvenir sales is a result of the business activities of Sports Image, which the Company acquired in November 1996. The increase in collectible sales is primarily attributable to the continued growth in the motorsports collectible market and the Company's ability to satisfy consumer demand for high-quality collectibles.

         Cost of sales increased to $8,780,000 for the three months ended December 31, 1996 compared with $4,765,000 for the three months ended December 31, 1995, representing 58% and 60% of net sales, respectively. The decrease in cost of sales as a percentage of sales resulted primarily from (i) higher gross margins associated with increased sales through the Company's retail collectors' club and (ii) the effect of higher sales volume on fixed cost components of cost of sales, primarily depreciation charges related to the Company's tooling equipment. The decrease in cost of sales as a percentage of sales for the three months ended December 31, 1996, was partially offset by the increase of apparel and souvenir sales, which provide lower margins than sales of the Company's collectible products.

         During the three months ended December 31, 1995 and 1996, selling, general, and administrative expenses were $1,872,000 and $3,552,000, respectively, representing 23% of net sales during each of the periods. The increase in such expenses resulted from the operating expenses of Sports Image, which the Company acquired in November 1996, and increased expenditures in sales and marketing, particularly increased advertising consistent with the Company's strategy to increase collectors' club memberships and distributor sales.

         Interest expense increased to $301,000 for the three months ended December 31, 1996 compared with $8,000 for the three months ended December 31, 1995. The increase in interest expense resulted from accrued interest on notes payable issued for the acquisition of Sports Image in November 1996.

Results of Operations of the Company for the Years Ended September 30, 1995 and 1996

         The Company had net income of $5,953,000, or $0.46 per share, for the year ended September 30, 1996 compared with net income of $2,770,000, or $0.25 per share, for the year ended September 30, 1995. The Company attributes the improvement in net income during fiscal 1996 primarily to (i) growth in the motorsports collectible market and the capture of additional market share, which enabled the Company to produce and sell increased quantities of collectibles;
(ii) increased sales as a result of growth in the Company's retail collector club, which provides higher gross margins; and (iii) increased sales as a result of the successful introduction of several new and exclusive licensing programs for die-cast and pewter collectible product lines in fiscal 1996.

         During the years ended September 30, 1995 and 1996, sales were $26,131,000 and $44,216,000, respectively. The $18,085,000, or 69%, increase in sales resulted from an increase of $17,461,000 in collectible sales, an increase of $771,000 in motorsports consumer products sales, and a decrease of $147,000 in promotional sales.

         The increase in collectible sales is primarily attributable to the continued growth in the motorsports collectible market and the Company's ability to satisfy consumer demand for high-quality collectibles. The Company continues to realize sales increases from recently introduced product lines, which include pewter replica vehicles and NHRA drag racing die-cast replicas. The decrease in promotional sales is attributable to the sale of the Company's mini vehicle operations in the second quarter of fiscal 1995, which was substantially offset by sales of $1,351,000 from the Company's new promotional program featuring the Company's die-cast replicas.

         Cost of sales increased from $15,882,000 in fiscal 1995 to $25,296,000 in fiscal 1996, representing 61% and 57% of net sales during those years, respectively. The decrease in cost of sales as a percentage of sales resulted primarily from (i) the effect of higher sales volume on fixed cost components of cost of sales, primarily depreciation charges related to the Company's tooling equipment, and (ii) higher gross margins associated with increased sales through the Company's retail collectors' club.

         Selling, general, and administrative expenses increased from $6,119,000 in fiscal 1995 to $9,266,000 in fiscal 1996, representing 23% and 21% of net sales during those years, respectively. The increase in such expenses resulted from increased expenditures in sales and marketing, particularly increased advertising consistent with the Company's strategy to increase collector club memberships and distributor sales.

         Interest and other income increased from approximately $24,000 in fiscal 1995 to approximately $216,000 in fiscal 1996. The increase resulted primarily from the decrease in interest expense from $184,000 in fiscal 1995 to $79,000 in fiscal 1996. The decrease in interest expense resulted primarily from the conversion of the 10% Convertible Subordinated Debentures (the "Debentures") into shares of the Company's Common Stock during fiscal 1995.

         The provision for income taxes in fiscal 1995 resulted in an effective tax rate of approximately 33.0% compared with an effective tax rate of approximately 40.0% in fiscal 1996. The increase in the effective tax rate occurred primarily as a result of the utilization of net operating loss carryforwards in fiscal 1995.

Results of Operations of the Company for the Years Ended September 30, 1994 and 1995

         The Company had net income of $2,770,000, or $0.25 per share, for the year ended September 30, 1995 compared with net income of $633,000, or $.08 per share, for the year ended September 30, 1994. The Company attributes the improvement in net income during fiscal 1995 primarily to (i) increased sales as a result of the successful introduction of several new and exclusive licensing programs and die-cast and pewter collectible product lines in fiscal 1995; (ii) the completion of the transition to the Company's new overseas manufacturer, which began shipping sufficient quantities of high-quality die-cast collectibles during the third quarter of fiscal 1995 to meet the increased demand for the Company's products; and (iii) an aggressive program designed to restructure management, reduce overhead and operating costs, and increase revenue that was implemented beginning in fiscal 1994.

         During the years ending September 30, 1994 and 1995, sales were $16,869,000 and $26,131,000, respectively. The $9,262,000, or 55%, increase in sales resulted from an increase of $10,641,000 in collectible sales, an increase of $1,047,000 in motorsports consumer products sales, a decrease of $1,841,000 in promotional sales, and a decrease of $585,000 in M-CarTM sales.

         The increase in collectible sales resulted from an increase in the number of members in the Company's collector club from approximately 22,000 to approximately 40,000 members at September 30, 1994 and 1995, respectively, increased demand from the Company's wholesale distributors, and the implementation of several new die-cast collectible sales programs. In fiscal 1995, the Company introduced a new collectible line of miniature replica vehicles that are constructed of pewter. Sales of pewter miniature replica vehicles totalled approximately $1,050,000 in fiscal 1995. The decrease in promotional sales is attributable to the sale of the Company's mini vehicle operations in the second quarter of fiscal 1995 and discontinuance of a large promotional program in fiscal 1995 that contributed approximately $2,699,000 of sales in fiscal 1994. The decrease in M-Car sales resulted from the September 1994 sale of the assets related to the Company's business of conducting M-Car Grand Prix Races. The Company's motorsports consumer product line, acquired in August 1994, contributed sales of approximately $1,190,000 during fiscal 1995.

         During the years ended September 30, 1994 and 1995, cost of sales increased from $10,488,000 to $15,882,000, representing 62% and 61%, respectively, of net sales. The decrease in cost of sales as a percentage of sales resulted from sales price increases combined with decreases in the unit costs of certain die-cast collectibles as a result of the transition to the Company's new third-party manufacturer and increased purchase volume. The increased sales prices were consistent with the Company's marketing strategy, implemented in fiscal 1994, to position the die-cast collectible line as a limited production collectible.

         During the years ended September 30, 1994 and 1995, selling, general and administrative expenses increased from $5,808,000 to $6,119,000, representing 34% and 23%, respectively, of net sales. The increase in such expenses resulted from increased expenditures in sales and marketing, particularly sales commissions and advertising, consistent with the Company's strategy to increase collector club membership and distributor sales. These increases were substantially offset by reductions in staff, officer, and administrative salaries as a result of the management changes and reductions commenced in the second quarter of fiscal 1994. Additionally, the Company experienced a reduction in operating costs, beginning in the third quarter of fiscal 1994, associated with the consolidation of the Company's operations from Florida, Georgia, and two locations in Arizona to a single facility in Tempe, Arizona.

         Interest expense decreased from $215,000 to $184,000, respectively, during the years ended September 30, 1994 and 1995. The decrease in interest expense resulted primarily from the conversion of the Debentures into shares of the Company's Common Stock prior to May 31, 1995.

Pro Forma Results of Operations

         The Company had pro forma net income for the year ended September 30, 1996 of $7,514,000, or $0.54 per share, compared with actual net income of
$5,953,000,  or $0.46  per  share.  The pro forma  results  do not  account  for efficiencies gained upon the consolidation of operations, including the elimination of duplicative functions and reduction of salaries expense and other related costs. The Company expects to achieve higher margins through the combination of purchasing functions of the acquired companies, including the ability to purchase larger volumes at a lower cost per unit.

         The Company had pro forma net income for the three months ended December 31, 1996 of $1,311,000, or $0.09 per share, compared with actual net income of $1,569,000, or $0.12 per share. The difference in earnings per share on a pro forma basis for the three months ended December 31, 1996 is primarily attributable to lower gross margins as a result of the liquidation of inventory following the end of the 1996 racing season. The Company expects to achieve higher gross margins through the combination of purchasing functions of the acquired companies, including the ability to purchase larger volumes at a lower cost per unit. In addition, the Company intends to improve the management and control of inventories at the acquired companies in order to increase gross margins by reducing the need for seasonal adjustments to inventory.

         The pro forma results of operations for the year ended September 30, 1996 and the three months ended December 31, 1996 reflect the amortization of goodwill arising from the acquisitions of Sports Image and Motorsport Traditions and includes additional interest expense associated with the financing of these acquisitions.

Seasonality

         Sales of collectibles and motorsports consumer products historically have been lowest in the fourth calendar quarter, corresponding with the end of the racing season. The Company believes, however, that holiday sales of its products are increasing, which has the effect of reducing seasonal fluctuations in its sales.

Liquidity and Capital Resources

         The Company's working capital position increased to $21,966,000 at December 31, 1996 from $18,094,000 at September 30, 1996. The increase of $3,872,000 is primarily attributable to the Company's results of operations and working capital acquired from the purchase of Sports Image by the Company in November 1996.

         The Company's operations provided net cash of approximately $990,000 during the three months ended December 31, 1996. The major elements contributing to net operating cash flow include earnings from operations and uses of cash from (i) decrease in accounts payable related to the payments for inventories received during the latter part of the fourth quarter of fiscal 1996, and (ii) royalty advances paid on new and existing multi-year license agreements.

         Investment in inventories has increased in response to continued growth in sales through the Company's retail collectors' club and as a result of lower than anticipated sales of the Corvette die-cast program introduced in the third quarter of fiscal 1996. The Company has implemented several new plans to market the Corvette product line, including the distribution of such products to approximately 4,500 General Motors dealerships throughout the United States. The Company also has reduced purchase commitments for future production of the Corvette products until such time as it can determine the success of its current marketing plans.

         Capital expenditures for the fiscal year ended September 30, 1996 totalled approximately $3,879,000, of which approximately $2,649,000 was utilized for the Company's continued investment in tooling. Capital expenditures for the three months ended December 31, 1996 totalled approximately $1,022,000, of which approximately $861,000 was utilized for the Company's continued investment in tooling.

         During the three months ended December 31, 1996, the Company issued 94,332 shares of Common Stock upon the exercise of employee stock options, resulting in total proceeds to the Company of approximately $418,000.

         In May 1996, the Company entered into a new credit agreement with a foreign bank. The credit agreement provided the Company's supplier of die-cast collectible products with security for the Company's purchase orders, up to a limit of $5.0 million, an increase of $1.5 million from the Company's previous agreement. The agreement also provided for an import cash line of credit of $1.0 million, which enabled the Company to finance its imports for up to 90 days from the date of shipment. As of December 31, 1996, there were no amounts outstanding on the import cash line of credit. Total purchase commitments of approximately $1,801,000 at December 31, 1996 were secured by the assets of the Company. In January 1997, the Company entered into a new credit facility and issued senior notes, as described below, to replace the previous credit agreement as well as recent acquisition-related financing arrangements prior to their respective expiration dates.

         The Company is one of approximately 30 defendants in a lawsuit in which the state of Arizona is seeking recovery of certain clean-up costs under federal and state environmental laws. The Company is vigorously defending this lawsuit on various bases, including that neither the Company nor any of its predecessors has produced or arranged for the transportation of hazardous substances as alleged by the state. The Company currently estimates the potential range of loss to be between $400,000 and $800,000 in the event that its defense proves unsuccessful. The Company has made no provision in its financial statements with respect to this matter. See "Business - Litigation."

         In December 1995, a lawsuit was instituted against the Company, the Company's Chief Executive Officer, and others alleging that the Company, the Company's Chief Executive Officer, and others breached contractual and other duties and appropriated certain business opportunities of a dissolved Arizona corporation. The Company is vigorously defending the lawsuit. The imposition of damages in the case against the Company could have a material adverse effect on the Company's earnings and liquidity. See "Business - Litigation."

         In November 1996, the Company purchased substantially all of the assets and assumed certain liabilities of Sports Image, Inc. The purchase price was approximately $30,000,000, consisting of a $24,000,000 promissory note due January 2, 1997 and 403,361 shares of the Company's Common Stock. On January 2, 1997, the Company repaid the promissory note with the proceeds from the issuance of senior notes and a portion of the borrowings under the credit facility described below. Sports Image sells and distributes a variety of licensed motorsports products through wholesale distributor networks, corporate sponsors, and trackside events. The terms of this acquisition were determined by arms-length negotiations between representatives of the sellers and representatives of the Company. In fiscal 1996, the Company derived 16% of its net sales from Sports Image, a distributor of the Company's die-cast collectible products.

         In January 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Motorsport Traditions Limited Partnership and all of the capital stock of Creative Marketing & Promotions, Inc. (together, "Motorsport Traditions") for approximately $13,000,000, consisting of cash in the amount of $5,400,000, a promissory note in the principal amount of $1,600,000, and an aggregate of 342,857 shares of the Company's Common Stock. Motorsport Traditions sells and distributes licensed motorsports products through a network of wholesale distributors, trackside events, and fan clubs. The terms of the acquisitions were determined by arms-length negotiations between representatives of the sellers and representatives of the Company. Prior to the acquisition, Motorsport Traditions generated approximately $33,000,000 in annual revenue from its design, manufacturing, and sales and distribution activities.

         On January 2, 1997, the Company entered into a $16,000,000 credit facility with First Union National Bank of North Carolina (the "Credit Facility"). The Credit Facility consists of a revolving line of credit for up to $10,000,000 through September 30, 1997, and up to $6,000,000 from September 30, 1997 to March 31, 1998 (the "Line of Credit") and a $6,000,000 letter of credit/bankers' acceptances facility (the "Letter of Credit/BA Facility"). The Line of Credit bears interest, at the Company's option, at a rate equal to either (i) the greater of (a) the bank's publicly announced prime rate or (b) a weighted average Federal Funds rate plus 0.5%, or (ii) LIBOR plus 1.9%. The Line of Credit is guaranteed by Sports Image and Motorsport Traditions. The Company utilized $4,000,000 of the Line of Credit to provide part of the cash portion of the purchase price for Motorsport Traditions and an additional $4,000,000 of the Line of Credit to repay a portion of the $24,000,000 promissory note issued in connection with the acquisition of Sports Image. The Letter of Credit/BA Facility is available for issuances of letters of credit and eligible bankers' acceptances in an aggregate amount up to $6,000,000 to enable the Company to finance purchases of products from its overseas vendors. The Credit Facility will mature on March 31, 1998. The Credit Facility contains certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness or to sell assets or engage in certain mergers or consolidations.

         On January 2, 1997,  the Company  issued an  aggregate  of  $20,000,000 principal amount of senior notes (the "Senior Notes") to three insurance companies. The Senior Notes bear interest at the rate of 8.05% per annum, provide for semi-annual payments of accrued interest, and will mature on January 2, 1999. The Company may not prepay the Senior Notes prior to maturity, but will be required to offer to redeem the Senior Notes in the event of a "Change of Control" of the Company, as defined in the Senior Notes. The Senior Notes contain certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness or to sell assets or engage in certain mergers on consolidations. The Senior Notes are guaranteed by Sports Image and Motorsport Traditions. The Company utilized the proceeds from the Senior Notes to repay the remainder of the promissory note issued in connection with the acquisition of Sports Image.

         The Company believes that its current cash resources, the Credit Facility, and expected cash flow from operations will be sufficient to fund its capital needs during the next 12 months at its current level of operations, apart from capital needs resulting from any additional acquisitions. However, the Company may be required to obtain additional capital to fund its planned growth during the next 12 months and beyond, particularly to provide guarantees under licensing arrangements or to obtain international letters of credit in connection with purchase orders from its off-shore manufacturer of die-cast collectibles. Potential sources of any such capital may include the proceeds from the exercise of outstanding options, bank financing, strategic alliances, and additional offerings of the Company's equity or debt securities. There can be no assurance that such capital will be available from these or other potential sources, and the lack of such capital could have a material adverse affect on the Company's business.

                                    BUSINESS

Overview

         The Company is a leader in the design and sale of motorsports collectible and consumer products. The Company designs and markets collectible die-cast and pewter miniature replicas of motorsports vehicles, designs and markets licensed apparel, souvenirs, and other motorsports consumer items (including t-shirts, hats, jackets, mugs, key chains, and drink bottles), and licenses a line of motorsports-related products for sale in the mass merchandise market. The Company also develops marketing and product promotional programs for corporate sponsors of motorsports, which feature the Company's die-cast replicas or other products as premium awards intended to increase brand awareness of the products or services of the corporate sponsors, and represents popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company markets its motorsports collectibles and consumer items pursuant to license arrangements with popular race drivers, car owners, car sponsors, and automobile manufacturers. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

         The Company designs its products and other programs primarily to capitalize on the growing interest in motorsports. The popularity of motorsports with consumers has resulted in significant growth in the motorsports industry. USA Today reports that motorsports racing is the fastest growing spectator sport in the nation. According to The Wall Street Journal, approximately 5.3 million fans attended the 31 races of the Nascar Winston Cup series in 1995. According to USA Today, attendance at Winston Cup events has more than doubled in the past decade, from 75,643 per event in 1985 to 180,260 in 1996. USA Today reports that TV ratings are growing even faster, with more than 100 million people tuning in to Nascar's televised events each year. A.C. Nielsen reports that, with the exception of NFL football, Nascar Winston Cup telecasts score higher ratings than any other sporting event aired by cable. USA Today indicates that recent surveys report that 38% of Nascar fans are women; 65% own homes; 78% use credit cards; and 53% are professionals, managers, or skilled workers. The Wall Street Journal reported that sales of Nascar-licensed goods have grown ninefold during the 1990s to more than $500 million per year and are expected to reach $1.0 billion by 1998. According to Nascar, 70 of the Fortune 500 companies utilize motorsports sponsorship or advertising as part of their marketing strategies.

         Historically, the Company has designed and marketed die-cast collectibles featuring Nascar drivers and vehicles. In 1995, the Company began expanding its lines of die-cast collectibles to include other types of motorsports vehicles, including NHRA drag racing, Nascar's new "Super Truck" racing series, dirt car racing, and sprint car racing. The Company focuses on developing long-term relationships with and engages in comprehensive efforts to license the most popular drivers in each top racing category as well as car owners, car sponsors, car manufacturers, and others in these racing categories. The Company has license agreements with many of the most popular drivers, including seven-time Winston Cup champion Dale Earnhardt, 1995 Winston Cup champion Jeff Gordon, and 1996 Winston Cup champion Terry Labonte, and six-time NHCA Funny Car champion John Force. The Company continually strives to strengthen its relationships with licensors and to develop opportunities to market innovative collectible and consumer products that appeal to motorsports enthusiasts. The Company believes that its license agreements with notable Nascar and other motorsports personalities and sponsors significantly enhance the collectible value and marketability of its products. The Company also believes that drivers and other motorsports licensors increasingly recognize the Company's ability to design, develop, and produce a broad range of high-quality licensed products and to market those products through well-defined, organized, and established distribution channels designed to maximize sales and profitability.

Strategy

         The Company pursues a strategy designed to enable it to enhance its leadership position in the motorsports collectible and consumer products industry. Key aspects of this strategy include (i) continuing to enhance its existing products and introduce new products that appeal to racing enthusiasts,
(ii) expanding and strengthening its licensing arrangements, (iii) pursuing strategic acquisitions and alliances, (iv) investing in proprietary tooling, and
(v) providing a one-stop source for revenue opportunities for racing personalities.

o Enhanced Products and New Product Offerings

         The Company continually seeks to enhance its existing products and to introduce new products that appeal to racing enthusiasts, including products for sale exclusively through its collectors' club. The Company's ongoing investment in proprietary tooling enables the Company to produce products with increasing quality, expanded features, closer attention to detail, and more exacting standards. The production of limited quantities of products available only from the Company enhances the value of the Company's collectible products.

         As a result of the Company's product development, licensing, and acquisition programs, the Company also continually offers new products and product lines. During the last two years, the Company has introduced a line of limited edition, solid pewter race cars; expanded its lines of die cast collectibles to include drag racing, Super Truck racing, dirt car racing, and sprint car racing; expanded its consumer product offerings to include licensed motorsports apparel, souvenir, and other consumer products; and entered the retail mass-merchandise market through a license agreement with Hasbro. At the same time, the Company has continued to expand its licensing rights across all product lines.

o Expanding and Strengthening Licensing Arrangements

         The  Company   continually   strives  to  expand  and   strengthen  its
relationships with existing licensors as well as to enter into licensing arrangements with additional motorsports personalties in order to further solidify its position as a leader in the motorsports marketplace. The Company believes that its licensing arrangements with top race car drivers, car owners, manufacturers, and corporate sponsors represent key assets that provide the Company with a vital competitive advantage. These licensing arrangements enable the Company to manufacture and distribute distinctive collectibles and other products to the growing market of motorsports enthusiasts and to build market share.

o Strategic Acquisitions or Alliances

         The Company seeks to acquire existing businesses and enter into strategic alliances when it believes the acquisition or alliance will enable the Company to introduce new products or expand its product lines, to exploit or expand its licensing arrangements, or to improve its distribution channels. In evaluating a proposed acquisition candidate, the Company considers a number of factors, including the quality of its management, its historical operating results and future earnings potential, the size and anticipated growth of the market it serves and its relative position in that market, and the competition that exists in that market. When possible, the Company takes steps to enhance the operating efficiencies of acquired businesses by eliminating duplicative facilities, personnel, and functions; instituting management changes; improving cost controls; and integrating systems for raw materials procurement, inventory management, distribution efficiencies, and accounting procedures. Since August 1994, the Company has acquired Fan Fueler, Inc., Sports Image, and Motorsports Traditions and entered into a strategic alliance with Hasbro. The Company plans to consider additional acquisition and strategic alliance opportunities as they arise.

o Investing in Proprietary Tooling

         The Company strives to produce high-quality collectible products that represent more exact replicas than the Company's previous products or collectibles sold by competitors. The Company believes that its ongoing investment in tooling enables the Company to produce a higher-value product that customers will prefer over competitive products. The Company has invested more than $9.1 million in its proprietary tooling since April 1993, which contributes significantly to the quality of the Company's products and is critical to imparting the high level of detail and quality that collectors demand. The Company intends to continue investing in its proprietary tooling in order to upgrade and expand existing product lines and to add new products, such as the highly detailed "Elite" series of collectibles scheduled for introduction in the second half of fiscal 1997.

o Providing a One-Stop Source for Revenue Opportunities for Racing Personalities

         The Company strives to provide top race car drivers and other licensors with a broad range of opportunities to maximize earnings throughout their careers. Through its ability to represent racing personalities in a broad range of licensing and other revenue-producing opportunities, combined with its alliance with Hasbro and its recent acquisitions of Sports Image and Motorsport Traditions, the Company is now positioned to generate sales through every major venue of the motorsports industry, including trackside sales of apparel and souvenirs, talent management, mass-marketed retail toys, and the Company's core lines of collectible products. By aligning itself with top racing personalities and providing a broad range of revenue opportunities, the Company believes that it will be able to leverage those relationships to attract additional drivers in order to generate increased revenue for the Company as well as increased license fees for the drivers.

Products and Services

Die-Cast Miniature Replica Vehicles; Pewter Replica Vehicles

         The Company designs and markets collectible miniature replicas of motorsports-related vehicles that are constructed using die-cast bodies and chassis with free wheeling deluxe wheels and tires. The Company markets its die-cast racing collectibles pursuant to more than 300 active licenses with stock car and other drivers, car owners, and car sponsors as well as under license agreements with Ford Motor Company and several divisions of General Motors Corp. The die-cast collectibles offered by the Company relate to stock car, NHRA drag racing, "Super Truck" racing, dirt car racing, and sprint car racing. The Company's die-cast collectibles consist of (i) 1:64th and 1:24th scale replicas of actual racing vehicles; (ii) 1:96th and 1:64th scale racing vehicle transporters; (iii) a 1:16th scale pit wagon; and (iv) 1:24th scale dually trucks with trailers. The Company strives to enhance the demand for and to increase the value of its collectible products by offering limited numbers of each item. The Company offers its die-cast collectibles primarily through retail dealers, through its collectors' club, and as promotional and specialty advertising items. See "Business - Sales and Marketing."

         Historically, the Company has designed and marketed die-cast collectibles featuring drivers and vehicles from the Nascar Winston Cup series. The Company continually seeks to expand its product lines and product offerings. During fiscal 1995, the Company began development of several new lines of die-cast collectibles that feature replicas of vehicles from other popular motorsports. The Company successfully introduced its line of Winston NHRA Top Fuel Dragster and Top Fuel Funny Car replicas in fiscal 1995, with sales of approximately $6.0 million in fiscal 1996. The Company also successfully introduced a line of die-cast collectible replicas from the popular new Nascar "Super Truck" series in fiscal 1995, with sales of approximately $3.2 million in fiscal 1996.

         During 1995, the Company introduced a line of limited edition, hand-crafted 1:43rd scale solid pewter replicas of race cars for sale through its collectors' club. The Company's pewter replicas feature crisply detailed wheels, chassis, and body elements, including the driver's name, car number, and sponsors' logos and decals. The Company stamps a serial number on each of its limited-edition pewter collectibles in order to enhance its value and packages each pewter replica vehicle in a display case that includes literature featuring the driver's photograph and details of the driver's racing accomplishments. The Company currently is developing an "Elite" series of highly detailed die-cast replicas of Nascar racing vehicles for introduction during the second half of fiscal 1997. The Elite series of collectibles will be targeted toward higher-income customers and will feature detailed equipment, such as spark plug wires, braided hoses, and realistic suspension systems.

         The Company invested approximately $2.6 million and $861,000 in tooling for its proprietary line of die-cast collectibles in fiscal 1996 and the first quarter of fiscal 1997, respectively, which increased its total investment in die-cast tooling to approximately $9.1 million at December 31, 1996. The Company believes the breadth and quality of the tooling program provides the Company with a competitive advantage in the motorsports collectible market. In addition, the Company has taken various steps, and continually evaluates additional measures, designed to enhance the collectible value and appeal of its products. These measures include (i) designing die-cast collectibles that include features that are not offered by the Company's competitors; (ii) limiting the quantities of each item that it produces and sells; (iii) specifying on the packaging material of each die-cast collectible the quantity of that limited-edition item actually produced; (iv) offering certain items only through the Company's collectors' club; and (v) designing and developing new packaging concepts to improve the display of each collectible item.

Motorsports Consumer Products

         The Company markets various licensed motorsports apparel, souvenir, and other consumer products, including t-shirts, jackets, hats, die-cast replicas, license plate brackets, mugs, pins, and key chains. Each of the motorsports consumer products generally features the name, likeness, and car number of a popular race car driver. The Company intends to acquire licenses with additional drivers and to develop new items for its motorsports consumer products. The Company designs its motorsports consumer products primarily for high-volume distribution through retail outlets, trackside sales, and programs with corporate sponsors of racing teams and racing events. See "Business - Sales and Marketing." The Company sold approximately $2.0 million and $5.3 million of motorsports consumer products during fiscal 1996 and the first quarter of fiscal 1997, respectively. The Company anticipates that its recent acquisitions of Sports Image and Motorsport Traditions will result in substantial increases in the sale of motorsports products. Sports Image, which the Company acquired in November 1996, had sales of approximately $41.8 million of apparel, die-cast replicas, souvenirs, and other motorsports consumer products during the period from January 1, 1996 to November 7, 1996 (which includes sales of die-cast collectibles purchased from the Company at an aggregate cost of approximately $5.8 million). Motorsport Traditions had annual revenue of approximately $33.0 million from sales of apparel, souvenirs, and other motorsports consumer products during 1996.

Mass Merchandise Products

         The Company licenses a new line of motorsports-related products specifically designed for the mass- merchandise market under a license agreement with Hasbro. The mass-market die-cast products manufactured and marketed by Hasbro will be marketed under the "Winner's Circle" name, will be completely distinct from the Company's current products, and will not compete directly with the Company's limited-edition motorsports die-cast collectible products. The licensed products include two new lines jointly developed by Hasbro and the Company, consisting of die-cast replicas of motorsports vehicles and a 1/18th-scale plastic toy car. Under the agreement, Hasbro also will market other licensed motorsports products, including radio-controlled cars, slot car sets, games (such as electronic and CD-ROM interactive games), plush toys, figurines, play sets, walkie talkies, and other products. Hasbro currently markets certain of these products under the "Kenner," "Tonka," "Milton Bradley," and other brand names.

         The Company believes that the license agreement with Hasbro will enable it to remain focused on its core business of designing and marketing motorsports collectibles, apparel, and souvenir products while enabling the Company to benefit from Hasbro's retail mass merchandise marketing expertise and resources as a means of expanding the Company's product offerings without committing substantial resources to manufacturing and marketing activities. The Company also believes that the development of a line of motorsports-related toy products through its strategic alliance with Hasbro also will result in the access to future motorsports enthusiasts who will become customers for the Company's motorsports collectibles and consumer products.
                                       28
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Action Sports Management

         The Company represents a number of top race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company strives to provide services that will enable drivers to maximize revenue opportunities throughout their careers. Since the commencement of its sports management business in fiscal 1996, the Company has entered into exclusive agreements to represent six-time Winston NHRA Funny Car champion John Force and other popular drag racing drivers, including Darrell Alderman, Mike Dunn, Scott Geoffrion, and Darrell Gwynn, in connection with their product licensing, corporate sponsorship, and product endorsement contracts. The Company believes that top racing drivers increasingly are regarding the Company to be a "one-stop source" that can enable them to maximize earnings as a result of the Company's ability to effectively represent them in obtaining favorable licensing arrangements, corporate sponsorships, and product endorsements and the Company's established wholesale and retail distribution channels and its alliance with Hasbro. The Company intends to further develop its relationships with drivers already under license as well as to attract additional drivers in order to generate additional sales for the Company as well as license fees for the drivers.

Promotional Programs

         Major corporations sponsor racing vehicles or events and advertise at motorsports events and in motorsports-related media in order to increase their brand awareness and to encourage consumers to purchase their products. These sponsors frequently use creative premium and promotional programs to increase brand awareness and popularity with racing fans and other consumers. Many of these corporations currently are outsourcing sales and marketing functions at an increasing rate as they "downsize" their internal sales and marketing departments. The Company plans to target a portion of this demand by providing complete marketing services designed to create corporate premium and promotional programs for large corporate sponsors that advertise in motorsports. The Company provides design services, graphic artists, and the capacity to deliver a wide array of promotional products, such as die-cast replicas, t-shirts, hats, or bumper stickers, to create and produce promotional products. The corporate sponsors use these products as a free premium award with the purchase of a primary product, a low-cost premium that may be redeemed with a mail-in coupon offer after purchasing the sponsor's consumer products, or in sweepstakes or other promotions. The Company also provides in-house marketing and distribution support for its promotional programs, including in-bound order processing, order fulfillment, sweepstakes processing, and redemption programs. The Company recorded sales of approximately $1.4 million as a result of one promotional program in fiscal 1996 and intends to increase its efforts to develop promotional programs in fiscal 1997.

Sales and Marketing

         The Company markets its motorsports collectibles to approximately 5,000 retail dealers through a wholesale distributor network; directly to motorsports enthusiasts through its 75,000-member collectors' club; and as promotional or specialty advertising items. The Company markets its motorsports consumer products primarily through direct trackside sales to race fans; through an in-house sales force and independent representatives to approximately 5,000 specialty retail dealers and for mass distribution through major discount and department stores, retail automotive product outlets, and convenience stores; and through corporate promotional programs with major consumer products companies.

Wholesale Distribution

         The Company markets its collectibles on a wholesale basis through approximately 50 distributors operating in the continental United States. The distributors solicit orders for the Company's products from approximately 5,000 retail dealers throughout the United States. The retail dealers include hobby shops, stores specializing in sports collectible items, and souvenir vendors that attend various racing events. Employees of the Company attend several trade shows each year in an effort to attract new retail dealers to its network. The Company advertises its die-cast collectibles in newspapers and magazines covering motorsports and the collectibles markets. These advertisements encourage consumers to contact the nearest retail dealer to purchase the Company's die-cast collectibles. The Company also takes measures to increase consumer awareness of its products through radio and television advertising, including promotion of its collectibles on "home shopping" television programs and advertising during popular television programs of interest to motorsports enthusiasts.

         The Company utilizes its in-house sales force, independent representatives, and its die-cast collectible distribution network to market its motorsports apparel, souvenirs, and other consumer products on a wholesale basis to approximately 5,000 retail dealers specializing in motorsports merchandise throughout the United States. The Company's in-house sales force and independent representatives also market certain motorsports consumer products on a wholesale basis to automobile sections in major discount and department stores such as Walmart and K-Mart, to automotive retail stores, and to convenience stores. The Company currently is developing new motorsports consumer products for high-volume sales programs.

Collectors' Club

         The Company markets its die-cast and pewter collectibles through its Racing Collectibles Club of America, a motorsports collectible club that offers the Company's motorsports collectibles exclusively to members. The Company strives to increase collector interest in its products and to enhance its products' value as collectibles by (i) offering certain items exclusively through its collectors' club, and not through any other distribution network;
(ii) producing a limited number of each collectible; and (iii) limiting the number of a particular item that each member may purchase. As a result of its recent acquisitions of Sports Image and Motorsport Traditions, the Company currently is developing a line of licensed motorsports apparel and souvenirs that will be offered exclusively through its collectors' club. The Company advertises its collectors' club in publications that focus on motorsports or the collectibles industry and through limited radio and television advertisements. During 1996, the Company increased its advertising on cable television in order to enhance its exposure to the large number of enthusiasts watching televised motorsports events and related programming. These efforts have enabled the Company to increase membership in its collectors' club from approximately 15,000 members in August 1993 to approximately 75,000 members as of December 31, 1996.

         Members of the Company's collectors' club pay a lifetime membership fee that entitles them to receive membership premiums, a quarterly magazine, catalogs, and other special sales materials highlighting the Company's collectibles and other products. The Company employs customer service representatives and an automated call distribution telephone system to take membership applications, take customer orders, and handle customer inquiries. In October 1995, the Company completed the installation of a $2.0 million telephone and computer system that combines telemarketing functions, computerized order processing, and automated warehouse operations in order to enable the Company to more effectively and efficiently answer and process telephone orders to its collectors' club. The Company installed its new telephone and computer system in order to accommodate the significant growth in club membership and the increasing volume of telephone orders that it has experienced as well as to provide the infrastructure that may be required to handle an increased volume of calls resulting from its accelerated advertising efforts and new collectible and motorsports consumer product programs. The new systems also enable the Company to track the effectiveness of each advertising venue and to accurately target its marketing and advertising programs for enhanced impact.

Trackside Sales

         According to USA Today, attendance at Nascar Winston Cup racing events exceeded 180,000 fans per race during 1996. In connection with the recent acquisitions of Sports Image and Motorsport Traditions, the Company acquired 22 fully equipped mobile trackside souvenir stores. These mobile trackside stores travel from event to event throughout the racing season and sell a complete assortment of licensed motorsports apparel and souvenirs. Sports Image and Motorsport Traditions collectively recorded trackside sales of approximately $18.8 million during the 1996 Nascar racing season.

Promotional Programs

         In addition to sales through wholesale distribution networks and trackside sales, Sports Image and Motorsport Traditions develop corporate promotional programs in which they design and sell specialty t-shirts, hats, and other apparel or souvenirs to major corporate sponsors of motorsports teams and events. The sponsors then use these products as promotional giveaways at corporate hospitality tents at racing events and other promotions. Sports Image recorded sales of approximately $1.1 million as a result of corporate promotional programs during the period from January 1, 1996 to November 7, 1996. Motorsport Traditions recorded sales of approximately $880,000 as a result of corporate promotional programs for the 12 months ended November 30, 1996.

         The Company also from time to time develops promotional programs with major oil companies and other consumer products companies. These promotional programs typically involve decalling, imprinting, or otherwise prominently displaying the names, likenesses, and car numbers of popular drivers as well as the customers' names, logos, or messages on the Company's die-cast replicas, licensed apparel, souvenirs, or other consumer products as a low-cost or free premium award specifically designed to increase brand awareness and name recognition. Such programs include offering a free die-cast replica vehicle or other product with the purchase of a primary product, a mail-in coupon offer for a consumer to receive a die-cast replica vehicle or other product after purchasing a company's consumer products, and sweepstakes promotions. Die-cast replica vehicles sold as promotional items are not sold through the Company's wholesale distribution network or through its collectors' club. The Company recorded sales of approximately $1.4 million as a result of one promotional program in fiscal 1996. The Company plans to pursue future promotional programs and currently is in discussions with major stock car drivers and corporate sponsors in its effort to develop such programs.

Manufacturing and Production

Die-cast and Pewter Collectibles

         The Company's die-cast collectibles are manufactured under an exclusive agreement with a third-party manufacturer in China. The term of the agreement currently extends through December 31, 1997 and automatically renews for successive one-year terms unless terminated by either party by giving written notice to the other party at least 90 days prior to the end of the then-current term. The Company owns a significant portion of the tooling that the third-party manufacturer uses to produce die-cast collectibles for the Company and has partial control over the production of its die-cast collectibles under the manufacturing agreement. Since April 1993, the Company has invested approximately $9.1 million for tooling used to produce its die-cast collectibles. The Company intends to make additional investments in tooling in order to support the growth of its business. The Company believes that its overseas manufacturer of die-cast collectibles is dedicated to high quality and productivity as well as support for new product development.

         The Company designs each die-cast collectible that it markets. The Company's design artists take numerous photographs of the actual racing cars, trucks, and other vehicles to be produced as die-cast replicas. Working from these photographs, the Company's artists and engineers use computer software to create detailed scale renderings of the vehicles. After approval of the rendering by the vehicle owner, driver, or racing team sponsor, the Company supplies computerized renderings to its manufacturer in China. The manufacturer produces a sample or model, which the Company then inspects for quality and detail. After final approval, the manufacturer produces the die-cast replicas, packages them, and ships the finished products to the Company or, in certain instances, directly to the Company's customers.

         The Company arranges for the manufacture of its pewter collectibles on a purchase order basis with third-party manufacturers located in the United States. The production of these pewter collectibles does not require the Company to make an investment in tooling, as tooling costs are included as a portion of the cost of each unit produced. The Company designs each of the pewter collectibles that it markets in a process similar to the process required to design its die-cast collectibles.

Motorsports Consumer Products

         The Company currently designs substantially all of its licensed motorsports apparel, souvenirs, and other consumer products and arranges for the manufacture of such products on a purchase order basis with third-party manufacturers, located primarily in the United States. The Company owns the tooling and dies used to manufacture certain of its motorsports consumer products. As the Company develops new motorsports consumer products that require specialized tooling, the Company intends to build or purchase the new tooling that will be required to permit the third-party manufacturers to produce those items.

Backlog

         The Company accepts orders from members of its collectors' club in advance of the arrival of certain collectible products from the manufacturers. The Company had outstanding orders for approximately $1.8 million of such products as of December 31, 1996.

Trademarks and Patent Rights

         Although the Company's business historically has not depended on trademark or patent protection, the Company recognizes the increasing value of its various trade names and marks. The Company is taking steps designed to protect, maintain, and increase the value of its trade names and marks.

Licenses

Product Licenses

         The Company focuses on developing solid relationships with and engages in comprehensive efforts to license the most popular drivers and car owners in each top racing category, their sponsors, and others in the motorsports industry. The Company currently has licenses with more than 300 race car drivers, car owners, and car sponsors as well as with Ford Motor Company, several divisions of General Motors Corp., and PACCAR, Inc. (the manufacturer of Kenworth and Peterbilt trucks). The Company believes that its license agreements with top Nascar and NHRA drivers, such as Dale Earnhardt, Jeff Gordon, John Force, Kenny Bernstein, Terry Labonte, Rusty Wallace, Dale Jarrett, Mark Martin, Bill Elliot, and Bobby Labonte, significantly enhance the collectible value and marketability of its products.

         The licenses with race car drivers generally provide for a term of one year and permit the Company to use the driver's name, photograph or likeness, and autograph; the licenses with race car owners generally provide for a term of one year and permit the Company to use the car number and colors; the licenses with manufacturers provide for terms of two or more years and permit the Company to reproduce the cars or trucks themselves; and the license agreements with various sponsors generally provide for terms of one to three years and permit the Company to reproduce the sponsors' decals and logos as they appear on the cars or trucks. Depending upon the particular agreement, the individual licenses either renew automatically, may be renewed or extended upon written request by the Company, or expire at the end of the specified term. The agreements with the drivers, car owners, car and truck manufacturers, and car sponsors provide for payments by the Company to the licensors of either (i) a fixed dollar amount, which may include a substantial advance to the licensor; (ii) a fixed amount per item sold by the Company pursuant to the license; (iii) a percentage of the net sales for a program or a percentage of the Company's wholesale price per item sold by the Company pursuant to the license; or (iv) a combination of the above. License agreements with certain sponsors do not require payments by the Company to the licensors because of the advertising value provided to the licensor as a result of having its decals and logos displayed on the Company's products.

         During fiscal 1996 and the first quarter of fiscal 1997, the Company incurred royalty expenses associated with its various licensing agreements of approximately $6.2 million and $2.2 million, respectively. The Company constantly strives to renew existing agreements or to negotiate and enter into new license agreements with existing or new drivers, car owners, and car sponsors and to develop new product programs pursuant to its license agreements, in its effort to market lines of collectibles and consumer products that its customers will find appealing.

Hasbro License Agreement

         The license agreement between the Company and Hasbro (the "Hasbro License") covers the exclusive sale by Hasbro in the mass-merchandise market of specific motorsports-related products for which the Company has or will secure exclusive or non-exclusive licenses from racing drivers, car owners, manufacturers, or sponsors. Under the Hasbro License, the Company is responsible for acquiring and maintaining the license rights with the licensors, and Hasbro is responsible for all costs and other arrangements relating to tooling, manufacturing, transportation, marketing, distribution, and sales of licensed products. The licensed products will consist of (i) die-cast replicas of motorsports vehicles and a 1/18th-scale plastic toy car, for which Hasbro will pay a specified royalty, and (ii) all other products that Hasbro may market as licensed motorsports products, including, for example, radio-controlled cars, slot car sets, games (including electronic and CD-ROM interactive games), plush toys, figurines, play sets, walkie talkies, and other products, for which Hasbro will pay a specified royalty. Hasbro currently markets certain of these products under the "Kenner," "Tonka," "Milton Bradley," and other brand names. Hasbro will pay the Company guaranteed minimum annual royalty payments of (i) $500,000 for calendar year 1997, and (ii) for each calendar year thereafter, the greater of (a) $500,000 or (b) 50% of the actual royalties earned in the prior year, up to a maximum minimum annual guaranty of $1.0 million. Hasbro also will be responsible for and will pay or reimburse the Company for all license fees and royalties, including advances and guarantees, paid to licensors for licensed products, up to a maximum of $3.2 million in 1997 and $4.5 million in each of 1998 and 1999.

         Hasbro's initial focus under the Hasbro License will be to develop, with the Company's guidance, a line of motorsports die-cast products under the brand name "Winner's Circle" for the retail mass-merchandise market. Hasbro will fund all capital requirements for this product line and will manufacture, distribute, and market the products under the "Winner's Circle" brand name. The Company and Hasbro intend to introduce this product line to the mass-market retail industry in fiscal 1997. The mass-market die-cast products manufactured and marketed by Hasbro will be completely distinct from the Company's current products and will not compete directly with the Company's current limited-edition motorsports die-cast collectible products.

         The Hasbro License provides for a term ending on December 31, 2001. Hasbro may extend the Hasbro License for an additional three-year term, provided that total wholesale revenue of licensed products exceeds a specified amount during the initial term.

Dale Earnhardt License Agreement

         In connection with the acquisition of Sports Image, the Company entered into a license agreement with Dale Earnhardt (the "Earnhardt License") under which the Company has the right to market licensed motorsports products utilizing the likeness of Dale Earnhardt. Under the Earnhardt License, Mr. Earnhardt also granted the Company the right of first refusal to make, have made, use, sell, or otherwise distribute any new licensable products that Mr. Earnhardt becomes aware of and approves for marketing. The term of the Earnhardt License is 15 years and from year to year thereafter unless terminated by either party.

Jeff Gordon License and Endorsement Agreements

         In connection with the acquisition of Motorsport Traditions, the Company acquired the exclusive rights to manufacture and market various apparel and souvenir products bearing the name, likeness, and signature of Jeff Gordon and the likeness of his race car, under a license agreement with an affiliate of Mr. Gordon (the "Gordon Apparel and Souvenir License"). The Gordon Apparel and Souvenir License expires on December 31, 2000, subject to renewal by agreement between the parties. The Gordon Apparel and Souvenir License requires the Company to pay the licensor royalties based on a percentage of the wholesale price of licensed products sold by the Company, with minimum royalty payments each year during the term of the agreement.

         In connection with the acquisition of Motorsport Traditions, the Company also entered into a license agreement (the "Gordon Die-Cast License") with an affiliate of Jeff Gordon, pursuant to which the Company has the exclusive right to manufacture and market die-cast replicas of Mr. Gordon's race car and related vehicles. The Gordon Die-Cast License also provides the Company the non-exclusive right to manufacture and market certain die- cast collectibles currently licensed by a third party until that license expires in September 1997, at which time the Company will have the exclusive right to manufacture those items. The Gordon Die-Cast License expires on December 31, 2000. The Gordon Die-Cast License requires the Company the pay the licensor royalties based on a percentage of the wholesale price of licensed products sold by the Company, with minimum royalty payments each year during the term of the agreement.

         In connection with the Gordon Die-Cast License, the Company entered into a personal service and endorsement agreement with Jeff Gordon and an affiliate of Mr. Gordon (the "Endorsement Agreement"). The Endorsement Agreement expires on December 31, 2000. During the term of the Endorsement Agreement, the Company will have the right to use Mr. Gordon's name, likeness, signature, and endorsement in connection with the advertisement, promotion, and sale of the die-cast collectibles to be produced under the Gordon Die-Cast License. The Endorsement Agreement requires Mr. Gordon to make two personal appearances and to participate in photo shoots and the production of one television commercial and two radio commercial production sessions per year during the term of the Endorsement Agreement, to the extent that the Company requests him to do so.

Competition

         The motorsports collectible and consumer product industry is extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company believes that Racing Champions, Inc.,
Revell-Monogram, Inc., and The ERTL Company, Inc. constitute its principal competitors in the die-cast collectible industry. The Company's motorsports apparel and souvenirs compete with similar products sold or licensed by drivers, owners, sponsors, and other licensors that the Company currently does not have licenses with, as well as sports apparel licensors and manufacturers in general. Emerging companies also may increase their participation in these markets. The Company's promotional products compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards.

         The Company competes principally on the basis of the current popularity of motorsports and the cost, design, and delivery schedules of its products. There is no assurance that the Company will continue to be able to compete successfully in the future. See "Risk Factors - Competition."

Seasonality

         Sales of die-cast motorsports collectibles and motorsports consumer products historically have been lowest in the fourth calendar quarter, corresponding with the end of the racing season. The Company believes, however, that holiday sales of its products are increasing, which has the effect of reducing seasonal fluctuations in its sales.

Nature of the Company's Markets

         The markets for the Company's products are subject to rapidly changing customer tastes, a high level of competition, and a constant need to create and market new products. Demand for motorsports products is influenced by the popularity of certain drivers, themes, cultural and demographic trends in society, marketing and advertising expenditures, and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. New motorsports products frequently can be successfully marketed for only a limited time. The Company may not always be able to respond to changes in customer demand because of the amount of time and financial resources that may be needed to bring new products to market. The inability to respond quickly to market changes would have an adverse impact on the Company. See "Business - Products and Services," "Business - Sales and Marketing," "Business
- Competition," and "Business - Seasonality."

Sources and Availability of Raw Materials

         The Company currently obtains all of its die-cast and pewter collectibles and motorsports consumer items pursuant to manufacturing arrangements as discussed elsewhere in this Report. The Company believes that all of the raw materials and other supplies that are necessary for the manufacture and packaging of its products are readily available from multiple sources.

Environmental Matters

         The Company is one of approximately 30 defendants in a lawsuit in which the state of Arizona seeks recovery of certain clean-up costs under federal and state environmental laws. See "Business - Litigation." The imposition of damages on the Company could have a material effect on the Company.

Insurance

         The Company maintains a $2.0 million product liability insurance policy to cover the sale of its die-cast and other products. The Company maintains an additional $5.0 million in commercial umbrella liability coverage. The Company also maintains a $7.0 million insurance policy to cover its molds and dies located at its third-party manufacturer in China and a $12.0 million insurance policy to cover lost revenue in the event of certain interruptions of business with its overseas manufacturer of die-cast collectibles. The Company believes its insurance coverage is adequate.

Litigation

         On May 17, 1993, the state of Arizona (the "State") instituted a lawsuit against the Company and 29 other defendants in the United States District Court for the District of Arizona. The State seeks recovery of certain clean-up costs under federal and state environmental laws. Specifically, the State seeks recovery of expenses that it has incurred to date for an environmental investigation and clean-up of property formerly used as a site for recycling hazardous wastes. The State alleges that the property has been contaminated with hazardous substances. In addition, the State seeks a declaratory judgment that the Company and the other defendants are jointly and severally liable for all future costs incurred by the State for investigative and remedial activities, and seeks a mandatory permanent injunction requiring the Company to undertake appropriate assessment and remedial action at the property. The State has not specified the amounts it seeks to collect from the Company. The State alleges that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were predecessors of the Company that produced and arranged for the transportation of hazardous substances to the property involved in the lawsuit. The Company is defending this lawsuit on various bases including that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were not predecessors of the Company and that neither the Company nor any predecessor of the Company has ever produced or transported hazardous substances as alleged by the State. The State has settled a portion of its claims with respect to a large number of the other defendants to the lawsuit. The Company is not a party to that settlement. On February 1, 1995, a number of the defendants that agreed to the settlement with the State were granted leave to file, and subsequently did file a cross-claim against the Company seeking indemnity from the Company based on the same predecessor liability theory asserted by the State. The parties have conducted discovery limited to the issue of any defendant's status as a responsible party and regarding the Company's status as a successor corporation. The parties have filed cross-motions for summary judgment, which may resolve part or all of the Company's involvement in the lawsuit. The court has scheduled oral arguments on these motions for March 17, 1997. The Company currently estimates the potential range of loss to be between $400,000 and $800,000 in the event that its defense proves unsuccessful. The Company has made no provision in its financial statements with respect to this matter.

         A lawsuit, purportedly on behalf of Action Products, Inc., a dissolved Arizona corporation, has been instituted against the Company, Fred W. Wagenhals, and others in the United States District Court for the District of Arizona. The complaint alleges that the Company, Mr. Wagenhals, and others breached contractual and other duties to API and appropriated certain business opportunities of API. The complaint requests damages, including punitive and treble damages, in an unspecified amount. The complaint was effectively amended subsequent to filing. In June 1996, the court granted the Company's motion to dismiss with respect to securities law claims, but denied the Company's motion to dismiss with respect to certain federal RICO claims. The Company is vigorously defending the lawsuit and all parties currently are conducting discovery. In the event that a decision adverse to the Company is rendered, and in the event that the Company has no insurance coverage with respect to these claims, the resolution of such matter could have a material adverse effect on the Company.

Employees

         At February 28, 1997, the Company employed approximately 296 persons, all of whom were employed full-time. Of the total number employed by the Company, 26 were engaged in product development, 105 in sales and marketing, 4 in licensing activities, 116 in warehouse functions, and 45 in administrative functions, including the Company's executive officers. The Company has experienced no work stoppages and is not a party to a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

Development of the Company

         The Company was incorporated in Arizona in May 1992. In May 1992, the Company began the manufacture and marketing of mini vehicles and began the business of staging M-CarTM Grand Prix races for charitable organizations. In July 1992, the Company began marketing a line of die-cast miniature replicas of actual racing vehicles.

         In July 1993, the Company acquired all of the outstanding common stock of Racing Collectables, Inc. ("RCI"), which engaged in the wholesale marketing of die-cast products, and Racing Collectables Club of America, Inc. ("RCCA"), which operated a motorsports collectors' club. RCI and RCCA were unaffiliated competitors of the Company prior to their acquisition by the Company.

         In August 1994, the Company acquired certain assets and liabilities of Fan Fueler, Inc. and began marketing product lines of licensed motorsports consumer items that include drink bottles, key chains and air fresheners. No affiliation existed between Fan Fueler, Inc. and the Company at the time of the acquisition.

         In September 1994, the Company sold to M-Car, Incorporated the assets and liabilities related to its business of contracting with or licensing selected sponsors to stage events known as M-CarTM Grand Prix Races. From January 1994 until the date of the sale, the shareholder of M-Car, Incorporated, conducted sales and marketing services related to the Company's M-Car operations on a contractual basis with the Company. The contractual arrangement with the shareholder of M-Car, Incorporated was terminated concurrently with the sale of the Company's M-CarTM operations.

         Effective March 31, 1995, the Company sold certain of its assets related to its mini vehicle product line to an unaffiliated third party.

         On November 7, 1996, the Company acquired the business and substantially all of the assets and assumed certain of the liabilities of Sports Image from seven-time Nascar Winston Cup Champion driver Dale Earnhardt and his wife. Sports Image markets and distributes licensed motorsports apparel and other souvenir items featuring the likeness of Dale Earnhardt and other popular drivers through a network of wholesale distributors, trackside events, promotional programs for corporate sponsors, and fan clubs. Sports Image had revenue of approximately $32.5 million and $41.8 million during the year ended December 31, 1995 and the period from January 1, 1996 to November 7, 1996, respectively. The Company believes that Sports Image represents an important new distribution channel for the Company's die-cast collectibles and provides significant opportunities for developing and marketing licensed apparel and souvenirs. The purchase price paid by the Company for the assets of the sellers consisted of (i) a promissory note in the principal amount of $24.0 million, and
(ii) 403,361 shares of the Company's Common Stock. On January 2, 1997, the Company repaid the $24.0 million promissory note with the proceeds from the issuance of the Senior Notes and a portion of the borrowings under the Credit Facility. See "Management's

Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The terms of the acquisition, including the valuation of the assets and liabilities acquired by the Company, were determined by arms-length negotiations between representatives of the sellers and representatives of the Company. Except for certain license agreements between the Company and Mr. Earnhardt, no affiliation existed between the Company and the sellers at the time of the acquisition.

         On January 8, 1997, the Company acquired the business and substantially all of the assets and assumed specified liabilities of Motorsport Traditions from 1995 Nascar Winston Cup Champion driver Jeff Gordon, Kenneth R. Barbee, certain entities controlled by Mr. Barbee, and certain other persons. The effective date of the acquisition of Motorsport Traditions is January 1, 1997. Motorsport Traditions markets and distributes licensed motorsports apparel and souvenir items featuring the likenesses of Jeff Gordon, Terry Labonte, Darrell Waltrip, Bobby Labonte, and other popular Nascar drivers. Because of the similarities of the businesses and operations of Motorsport Traditions and Sports Image, the Company anticipates that the acquisition of Motorsport Traditions will result in favorable synergies and will position the Company as a leading marketer of licensed motorsports apparel and souvenirs. Motorsport Traditions had 1996 revenue of approximately $33.0 million from sales of licensed apparel, souvenirs, and other motorsports consumer products. The purchase price paid by the Company for Motorsport Traditions consisted of (i) cash in the amount of $5.4 million; (ii) a promissory note in the principal amount of $1.6 million issued by a wholly owned subsidiary of the Company; and
(iii) an aggregate of 342,857 shares of the Company's Common Stock. The promissory note bears interest at 4% per annum, matures on December 31, 1998, and has been guaranteed by the Company. The terms of the acquisition, including the valuation of the assets, liabilities, and capital stock acquired by the Company, were determined by arms-length negotiations between representatives of the sellers and representatives of the Company. Except for certain license agreements between the Company and Mr. Gordon, no affiliation existed between the Company and the sellers at the time of the acquisition.

         In December 1996, the Company and Hasbro entered into a license agreement covering the exclusive sale by Hasbro of a new line of motorsports-related products in the mass-merchandise market. See "Business - Licenses." The Company believes that the license agreement with Hasbro will enable it to remain focused on its core business of designing and marketing motorsports collectibles, apparel, and souvenir products, while enabling the Company to benefit from Hasbro's retail mass merchandise marketing expertise and resources as a means of expanding the Company's product offerings without committing substantial resources to manufacturing and marketing activities.

                                   PROPERTIES

         The Company leases a facility in Tempe, Arizona, containing approximately 46,000 square feet. The Company uses approximately 18,000 square feet of the facility for offices and 28,000 square feet for warehouse space and packaging operations. The term of the lease expires in December 2003. Fred W. Wagenhals, Chairman of the Board, President, and Chief Executive Officer of the Company, currently owns a one-third interest in F.W. Investments, a partnership which owns this facility. The Company believes that the lease payments for this facility are comparable to an amount it would pay to an unaffiliated party for comparable space.

         The Company leases a 25,000 square foot facility in Charlotte, North Carolina, and a 41,000 square foot facility in Concord, North Carolina, for its Sports Image and Motorsport Traditions operations. The Company uses approximately 5,000 square feet of the Charlotte facility for offices and approximately 20,000 square feet for warehouse space and packaging operations. The term of the lease for the Charlotte facility expires in April 1998. The Company utilizes approximately 7,000 square feet of the Concord facility for offices and approximately 34,000 square feet for warehouse space and packaging operations. The lease for the Concord facility is on a month-to-month basis.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth certain information regarding the directors and executive officers of the Company.

        Name              Age                  Position Held
        ----              ---                  -------------

Fred W. Wagenhals         55         Chairman of the Board, President, and
                                       Chief Executive Officer
Tod J. Wagenhals          32         Executive Vice President, Secretary, and
                                       Director
Christopher S. Besing     36         Vice President, Chief Financial Officer,
                                       Treasurer, and Director
Joseph M. Mattes          38         Vice President and Director
Melodee L. Volosin        33         Director of Wholesale Division and Director
John S. Bickford          50         Director
Jack M. Lloyd             47         Director
Robert H. Manschot        53         Director

         Fred W. Wagenhals has been Chairman of the Board, President, and Chief Executive Officer of the Company since November 1993 and served as Chairman of the Board and Chief Executive Officer from May 1992 until September 1993 and as President from July 1993 until September 1993. Mr. Wagenhals co-founded Racing Champions, Inc. in April 1989 and served as a director of that company until April 1993. From October 1990 until May 1992, Mr. Wagenhals served as Chairman of the Board and Chief Executive Officer of Race Z, Inc. and Action Performance Sales, Inc. ("APS"), which were engaged in sales of promotional products and collectible items related to the racing industry. Mr. Wagenhals served as President of Action Products, Inc. ("API") from its inception in September 1986 until his resignation in October 1990 and as a director from September 1986 until his resignation in December 1992. API's principal creditor declared API in default and installed a receiver to manage API's operations in November 1991. The creditor took possession of all operating assets of API in May 1992 in partial satisfaction of API's debt and thereafter sold such assets to the Company.

         Tod J. Wagenhals has been a Vice President and Secretary of the Company since November 1993 and a director of the Company since December 1993. Mr. Wagenhals served in various marketing capacities with the Company from May 1992 until September 1993 and with APS from October 1991 until May 1992. Mr. Wagenhals was National Accounts Manager of API from January 1989 to October 1991. Mr. Wagenhals is the son of Fred W. Wagenhals.

         Christopher S. Besing has been a Vice President and the Chief Financial Officer of the Company since January 1994, a director of the Company since May 1995, and Treasurer of the Company since February 1996. Prior to joining the Company, Mr. Besing held several financial positions with Orbital Sciences Corporation ("OSC") from September 1986 to December 1993, most recently as Director of Accounting and Controller of OSC's Launch Systems Group in Chandler, Arizona. Prior to joining OSC, he was employed by Arthur Andersen and Co. from January 1985 to August 1986. Mr. Besing is a Certified Public Accountant.

         Joseph M. Mattes has been a Vice President and a director of the Company since December 1996. Mr. Mattes also serves as President of the Company's wholly owned subsidiary, Sports Image, Inc. Mr. Mattes served as President of the predecessor of Sports Image from January 1995 until the Company's acquisition of its business in November 1996. From 1985 through December 1994, Mr. Mattes served at various times as Controller, Director of Purchasing, Plant Manager, and Executive Vice President of Operations of Carlisle Plastics, Inc., a $140 million per year injection molding company.

         Melodee L. Volosin has been the Director of the Company's Wholesale Division since May 1992 and has been a director of the Company since January 1997. Ms. Volosin's duties include managing all of the Company's wholesale distribution of die-cast collectibles and other products, including advertising programs and budgeting. From 1983 to May 1992, Ms. Volosin served in various marketing capacities with API and its predecessors.

         John S. Bickford has been a director of the Company since January 1997. Mr. Bickford has served as President of Bickford Motorsports, Inc., which provides consulting and special project coordination services to race car drivers, car owners, and other businesses, from 1990 to the present. Mr. Bickford also publishes Racing for Kids magazine. From 1976 to the present, Mr. Bickford has served as President of MPD Racing Products, Inc., which manufactures race car parts for distribution through speed shops and high-performance engine shops. Mr. Bickford served as Vice President and General Manager to Jeff Gordon, Inc., from 1990 to 1995. Mr. Bickford currently serves as a director of Equipoise Balancing, Inc., a privately held company. Mr. Bickford currently serves as a consultant to the Company. See "Management - Employment and Consulting Agreements."

         Jack M. Lloyd has been a director of the Company since July 1995. Mr. Lloyd has served as the President and Chief Executive Officer of DenAmerica Corp., a publicly held corporation that is the largest franchisee of Denny's restaurants in the United States and owns and franchises Black-eyed Pea restaurants, since March 1996 and as Chairman of the Board of DenAmerica Corp. since July 1996. Mr. Lloyd served as the Chairman of the Board and Chief Executive Officer of Denwest Restaurant Corp. ("Denwest"), the second largest franchisee of Denny's restaurants in the United States, from 1987 until its merger with DenAmerica Corp. in March 1996. Mr. Lloyd also served as President of Denwest from 1987 until November 1994. Mr. Lloyd engaged in commercial and residential real estate development and property management as president of First Federated Investment Corporation during the early and mid-1980s. Mr. Lloyd currently serves as a director of Masterview Window Company, a privately held company.

         Robert H. Manschot has been a director of the Company since July 1995. Mr. Manschot currently serves as President and Chief Executive Officer of each of NVD Group and Seceurop Group in the Netherlands and engages in business consulting services and venture capital activities as Chairman of RHEM International Enterprises, Inc. Mr. Manschot served as President and Chief Executive Officer of Rural/Metro Corporation ("Rural/Metro"), a publicly held provider of ambulance and fire protection services, from October 1988 until March 1995. Mr. Manschot joined Rural/Metro in October 1987 as Executive Vice President, Chief Operating Officer and a member of its Board of Directors. Mr. Manschot was with the Hay Group, an international consulting firm, from 1978 until October 1987, serving as Vice President and a partner from 1984, where he led strategic consulting practices in Brussels, Asia, and the western United States. Prior to joining the Hay Group, Mr. Manschot spent 10 years with several leading international hotel chains in senior operating positions in Europe, the Middle East, Africa, and the United States. Mr. Manschot currently serves as a director of Samoth Capital Corporation, a publicly traded company, and as Chairman of the Board of Securop U.K. Ltd. and a director of LBE Technologies, Inc., Thomas Pride Development, Inc., and Arizona Sports, Inc., which are privately held companies.

Directors' Compensation

         Employees of the Company do not receive compensation for serving as members of the Company's Board of Directors. Independent directors receive $2,500 for each meeting attended in person. All directors are reimbursed for their expenses in attending meetings of the Board of Directors. Directors who are employees of the Company are eligible to receive stock options pursuant to the Company's 1993 Stock Option Plan. Pursuant to the 1993 Plan, each non-employee director of the Company receives an automatic grant of options to acquire 10,000 shares of the Common Stock on the date of his or her election or appointment as a director. Non-employee directors also receive an automatic grant of options to purchase 8,000 shares of Common Stock on the date of the meeting of the Board of Directors held immediately after each subsequent annual meeting of the shareholders of the Company. See "Management - 1993 Stock Option Plan."

Executive Compensation

         The  following  table sets forth  certain  information  concerning  the compensation for the fiscal years ended September 30, 1994, 1995, and 1996 earned by the Company's Chief Executive Officer and by the Company's other executive officers whose cash salary and bonus exceeded $100,000 during fiscal 1996 (the "Named Officers"). No other officer of the Company received compensation of $100,000 or more during fiscal 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                                    Long Term
                                                                                                  Compensation
                                                                                                  ------------
                                                                                                     Awards
                                                                                                  ------------
                                                                     Annual Compensation           Securities           All Other
                                                                   ------------------------        Underlying         Compensation
Name and Principal Position                 Year                   Salary($)(1)    Bonus($)       Options(#)(2)          ($)(3)
---------------------------                -----                   ------------    --------      --------------         -------
Fred W. Wagenhals                           1996                     $250,000      $75,000               --             $4,854
  Chairman of the Board, President,         1995                      164,423       23,000           50,000              3,173
  and Chief Executive Officer               1994                      150,000           --           40,000                 --

Tod J. Wagenhals                            1996                     $ 75,000      $26,000           20,000             $1,832
  Executive Vice President,                 1995                       59,596        8,000           50,000              1,247
  Secretary, and Director                   1994                       43,345           --           40,000                 --

Christopher S. Besing                       1996                     $ 75,000      $26,000           20,000             $1,572
  Vice President, Chief Financial           1995                       71,250       10,000           50,000              1,425
  Officer, Treasurer, and Director          1994                       45,000           --           80,000                 --

------------------
(1) Messrs. Wagenhals, Wagenhals, and Besing also received certain perquisites, the value of which did not exceed 10% of their salary and bonus during fiscal 1996.
(2) The exercise price of all stock options granted were equal to the fair market value of the Company's Common Stock on the date of grant.
(3) Amounts shown for fiscal 1996 represent matching contributions made by the Company to the Company's 401(k) Plan.

         The Company offers its employees medical and life insurance benefits. The executive officers and other key employees of the Company, including directors who also are employees of the Company, are eligible to receive stock options under the Company's stock option plan. See "Management - 1993 Stock Option Plan." The Company does not have a long-term incentive plan or a defined benefit or actuarial plan and has never issued any stock appreciation rights.

         The following table provides information on stock options granted to the Company's Named Officers during the fiscal year ended September 30, 1996.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                       Individual Grants
--------------------------------------------------------------------------------------------------------------------------

                                                 Number of
                                                Securities           % of Total
                                                Underlying             Options            Exercise
                                                  Options            Granted in             Price
Name                                          Granted (#)(1)         Fiscal Year           ($/Sh)     Expiration Date
----                                          --------------         -----------           ------     ---------------
Fred W. Wagenhals                                   --                   --                  --               --
  Chairman of the Board, President,
  and Chief Executive Officer

Tod J. Wagenhals                                  20,000                8.5%               $10.63          9/4/02
  Executive Vice President,
  Secretary, and Director

Christopher S. Besing                             20,000                8.5%               $10.63          9/4/02
  Vice President, Chief Financial
  Officer, and Director

------------------
(1) The options were granted at the fair value of the shares on the date of grant and have a six-year term. One- third of the options vest and become exercisable on each of the first, second, and third anniversaries of the date of grant.

         The following table provides information on options exercised in the last fiscal year by the Company's Named Officers and the value of each such officer's unexercised options at September 30, 1996.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                      OPTION VALUE AS OF SEPTEMBER 30, 1996

                                                                       Number of Securities                Value of Unexercised
                                                                      Underlying Unexercised               In-the Money Options
                                                                  Options at Fiscal Year-End (#)         at Fiscal Year-End ($)(1)
                              Shares Acquired       Value       ----------------------------------   -------------------------------
Name                          on Exercise (#)   Realized ($)    Exercisable          Unexercisable   Exercisable       Unexercisable
----------------------------  ---------------   ------------    -----------          -------------   -----------       -------------
Fred W. Wagenhals                   -0-              -0-           290,000                 -0-        $3,125,250             -0-
  Chairman of the Board,
  President, and Chief
  Executive Officer

Tod J. Wagenhals                    -0-              -0-           170,000              20,000        $1,784,380         $45,000
  Executive Vice President,
  Secretary, and Director

Christopher S. Besing             40,000          $210,000          50,000              20,000          $431,250         $45,000
  Vice President, Chief
  Financial Officer,
  and Director

------------------
(1) Calculated based upon the closing price as reported on the Nasdaq National Market on September 30, 1996 of $12.875 per share.

Recent Grants of Stock Options

         Subsequent to September 30, 1996, the Company granted options to acquire an aggregate of 86,250 shares of Common Stock. These options include options to acquire 50,000 shares of Common Stock at an exercise price of $14.875 per share issued to Joseph M. Mattes, a Vice President and Director of the Company, on November 8, 1996, and options to acquire 15,000 shares of Common Stock at an exercise price of $17.50 per share issued to Kenneth R. Barbee, a Vice President of Sports Image, on January 8, 1997. See "Management - Employment and Consulting Agreements."

401(k) Profit Sharing Plan

         In October 1994, the Company established a defined contribution plan (the "401(k) Plan") that qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under the 401(k) Plan, participating employees may defer from 1% to 15% of their pre-tax compensation, subject to the maximum allowed under the Internal Revenue Code. The Company will contribute $.50 for each dollar contributed by the employee, up to a maximum contribution of 2% of the employee's defined compensation. In addition, the 401(k) Plan provides that the Company may make an employer profit sharing contribution in such amounts as may be determined by the Board of Directors.

1993 Stock Option Plan

         The Company's 1993 Stock Option Plan, as amended (the "1993 Plan") provides for the granting of options to acquire Common Stock of the Company ("Options"), the direct granting of Common Stock ("Stock Awards"), the granting of stock appreciation rights ("SARs"), and the granting of other cash awards ("Cash Awards") (Stock Awards, SARs, and Cash Awards are collectively referred to herein as "Awards"). The 1993 Plan is intended to comply with Rule 16b-3 as promulgated under the Exchange Act with respect to persons subject to Section 16 of the Exchange Act. The Company believes that the 1993 Plan is important in attracting and retaining executives and other key employees and constitutes a significant part of the compensation program for key personnel, providing them with an opportunity to acquire a proprietary interest in the Company and giving them an additional incentive to use their best efforts for the long-term success of the Company. The 1993 Plan will remain in effect until September 24, 2001.

         On September 4, 1996 and January 16, 1997, the Company's Board of Directors adopted amendments to the 1993 Plan that, among other things, increased the number of shares of Common Stock issuable pursuant to the 1993
Plan from 2,000,000 to 2,750,000 shares. Those amendments must be approved by the Company's shareholders prior to September 4, 1997. In the event the Company's shareholders do not approve the amendments prior to that date, Options or Awards granted subsequent to September 4, 1996 will be cancelled. As of
February 28, 1997, an aggregate of 1,184,245 shares of the Company's Common Stock has been issued upon exercise of Options granted pursuant to the 1993 Plan, and there were outstanding Options to acquire an additional 1,014,305 shares of the Company's Common Stock.

         If any Option or SAR terminates or expires without having been exercised in full, stock not issued under such Option or SAR will again be available for the purposes of the 1993 Plan. If any change is made in the stock subject to the 1993 Plan, or subject to any Option or SAR granted under the 1993 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1993 Plan provides that appropriate adjustments will be made as to the maximum number of shares subject to the 1993 Plan and the number of shares and exercise price per share of stock subject to outstanding Options.

         Options and Awards may be granted only to persons ("Eligible Persons") who at the time of grant are either (i) key personnel, including officers and directors of the Company or its subsidiaries, or (ii) consultants and independent contractors who provide valuable services to the Company or to its subsidiaries. Options that are incentive stock options may only be granted to employees of the Company (or its subsidiaries). To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code. No employee of the Company may receive grants of Options or Awards representing more than 50 percent of the shares of Common Stock issuable under the 1993 Plan.

         The exercise prices, expiration dates, maximum number of shares purchasable, and the other provisions of the Options will be established at the time of grant. The exercise prices of Options that are not incentive stock options may not be less than 85 percent of the fair market value of the Common Stock at the time of the grant, and the exercise prices of incentive stock options may not be less than 100 percent (110 percent if the option is granted to a shareholder who at the time the option is granted owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company) of the fair market value of the Common Stock at the time of the grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined upon a grant of the Options. To exercise an Option, the optionholder will be required to deliver to the Company full payment of the exercise price for the shares as to which the option is being exercised. Generally, options can be exercised by delivery of cash, bank cashier's check or shares of Common Stock of the Company.

         Unless otherwise authorized by the Board of Directors in its sole discretion, Options granted under the 1993 Plan are nontransferable other than by will or by the laws of descent and distribution upon the death of the optionholder and, during the lifetime of the optionholder, are exercisable only by such optionholder. Unless the terms of the stock option agreement otherwise provide, in the event of the death or termination of the employment or services of the participant (but never later than the expiration of the term of the Option) Options may be exercised within a one-month period. If termination is by reason of disability, however, Options may be exercised by the optionholder or the optionholder's estate or successor by bequest or inheritance during the period ending one year after the optionholder's retirement (but not later than the expiration of the term of the option). Termination of employment at any time for cause immediately terminates all Options held by the terminated employee.

         The 1993 Plan includes an Automatic Program that provides for the automatic grant of stock options ("Automatic Options") to non-employee directors. Each non-employee director serving on the Board of Directors on the date the amendments to the 1993 Plan providing for the Automatic Program were approved by the Company's shareholders received Automatic Options to acquire 10,000 shares of Common Stock on that date, and each subsequently newly elected non-employee member of the Board of Directors will receive Automatic Options to acquire 10,000 shares of Common Stock on the date of his or her first appointment or election to the Board of Directors. In addition, Automatic Options to acquire 8,000 shares of Common Stock are automatically granted to each non-employee director at the meeting of the Board of Directors held immediately after each annual meeting of shareholders. All Automatic Options vest and become exercisable immediately upon grant. A non-employee member of the Board of Directors is not eligible to receive the 8,000-share Automatic Option grant if that option grant date is within 30 days of such non-employee member receiving the 10,000-share Automatic Option grant. The exercise price per share of Common Stock subject to Automatic Options granted under the 1993 Plan will be equal to 100% of the fair market value of the Company's Common Stock (as defined in the 1993 Plan) on the date such options are granted. The Company believes that the automatic grant of stock options to non-employee directors is necessary to attract, retain and motivate independent directors.

         The Company also may grant Awards to Eligible Persons under the 1993 Plan. SARs entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of Common Stock from the price stated in the award agreement to the market value of the Common Stock on the date first exercised or surrendered. Stock Awards entitle the recipient to directly receive Common Stock. Cash Awards entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of the Common Stock or other securities of the Company.

Employment and Consulting Agreements

         In connection with the acquisition of the assets of Sports Image, the Company entered into a three-year employment agreement with Joseph M. Mattes, who served as the President of Sports Image prior to the acquisition. Under the terms of the employment agreement, Mr. Mattes serves as a Vice President of the Company and as the President of its Sports Image subsidiary at a salary of $225,000 per year. In addition, Mr. Mattes will be eligible to receive an annual bonus of up to $67,500, as determined by the Company's Board of Directors based upon factors that it deems relevant, including Mr. Mattes' performance. The Company also granted to Mr. Mattes five-year options to acquire 50,000 shares of the Company's Common Stock at an exercise price of $14.875 per share. Of the options granted, options to acquire 30,000 shares vested at the date of grant, options to acquire 10,000 shares will vest on November 8, 1997, and options to acquire the remaining 10,000 shares will vest on November 8, 1998.

         In connection with the acquisition of Motorsport Traditions, the Company entered into a two-year employment agreement with Kenneth R. Barbee, who served in various executive capacities with Motorsport Traditions prior to the acquisition. Under the terms of the employment agreement, Mr. Barbee serves as a Vice President of the Company's wholly owned subsidiary, Sports Image, at a salary of $120,000 per year. In addition, Mr. Barbee will be eligible to receive an annual bonus of up to $24,000, as determined by the Company's Board of Directors based upon factors that it deems relevant, including Mr. Barbee's performance. The Company also granted to Mr. Barbee six-year options to acquire 15,000 shares of the Company's Common Stock at an exercise price of $17.50 per share. Of the options granted, options to acquire 7,500 shares vested at the date of grant and options to acquire the remaining 7,500 shares will vest on the first anniversary of the date of grant.

         In connection with the acquisition of Motorsport Traditions, the Company also entered into a four-year consulting agreement with John Bickford pursuant to which Mr. Bickford provides consulting services with respect to representing the Company in the motorsports community, creating new marketing and promotional campaigns, and advising the Company with respect to the motorsports industry. The Company pays Mr. Bickford an annual fee of $100,000 for services provided in connection with the consulting agreement. Mr. Bickford became a director of the Company in January 1997. See "Management - Directors and Executive Officers."

Limitation of Directors' Liability; Indemnification of Directors, Officers, Employees, and Agents

         The Company's Restated Articles eliminate the personal liability of any director of the Company to the Company or its shareholders for money damages for any action taken or failure to take any action as a director of the Company, to the fullest extent allowed by the Arizona Business Corporation Act (the "Business Corporation Act"). Under the Business Corporation Act, directors of the Company will be liable to the Company or its shareholders only for (a) the amount of a financial benefit received by the director to which the director is not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) certain unlawful distributions to shareholders; and (d) an intentional violation of criminal law. The effect of these provisions in the Restated Articles is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover money damages from a director for all actions or omissions as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

         The Company's Restated Articles require the Company to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Business Corporation Act. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the
Business Corporation Act, subject to the requirements of the Business Corporation Act. In addition, the Company may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Corporation Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Company, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Company is required to indemnify to the fullest extent required by the Business Corporation Act.

                              CERTAIN TRANSACTIONS

         In November 1993, Fred W. Wagenhals advanced the Company $473,000. This advance was made to enable the Company to cover advance production costs on the manufacture of certain die-cast promotional programs. The Company issued a promissory note to Mr. Wagenhals in the amount of the advance, bearing interest at 8% per annum. As of September 30, 1994, the promissory note was paid in full.

         In November 1993, the Company entered into an agreement with Action Performance Sales, Inc., Fred W. Wagenhals, and Edward M. Topham and Bruce S. Gill, former officers and directors of the Company. The agreement was subsequently modified in March 1994. Pursuant to the modified agreement, (i) Mr. Wagenhals and his designees purchased 39,822 shares of the Company's Common Stock from Mr. Gill for $46,390, or $1.16 per share; (ii) the Company purchased and retired 560,178 shares of the Company's Common Stock from Mr. Gill for $653,610, or $1.16 per share; (iii) Mr. Gill's employment agreement with the Company, which provided for minimum compensation of $150,000 per year through July 1996, was cancelled except for certain non-competition covenants; (iv) Mr. Gill resigned as a director and officer of the Company and its subsidiaries; (v) options to purchase 200,000 shares of the Company's Common Stock at $2.75 per share held by Mr. Gill were cancelled; and (vi) the Company sold certain real and personal property located in Florida to Mr. Gill for approximately $31,300 and the assumption by Mr. Gill of a mortgage with a principal amount of approximately $23,344.

         Pursuant to the same agreement, (a) Mr. Topham's employment agreement with the Company, which provided for minimum compensation of $100,000 per year through December 1995, was cancelled except for certain non-competition covenants; (b) in January 1994 designees of Mr. Wagenhals purchased certain bonus rights and options to acquire 160,000 shares of the Company's Common Stock from Mr. Topham for $260,000; and (c) Mr. Topham agreed to assist the Company in certain matters relating to his former responsibilities as the Company's Chief Financial Officer for a period of not more than 60 days, for an amount equal to $100,000.

         In November 1993, the Company entered into an agreement with Fred W. Wagenhals and V. Andrew Gill, a former officer and director of the Company. The agreement was subsequently modified in March 1994. Pursuant to the modified agreement, (1) Mr. Wagenhals and his designees purchased 36,978 shares of the Company's Common Stock from Mr. Gill for $40,010, or $1.08 per share; (2) the Company purchased and retired a total of 563,022 shares of the Company's Common Stock from Mr. Gill for $559,990 and the cancellation of Mr. Gill's promissory note in favor of the Company in the amount of $50,000, or $1.08 per share; (3) Mr. Gill's employment agreement with the Company, which provided for minimum compensation of $150,000 per year through July 1996, was cancelled except for certain non-competition covenants; (4) Mr. Gill resigned as an officer of the Company and its subsidiaries; and (5) options to acquire 200,000 shares of the Company's Common Stock at $2.75 per share held by Mr. Gill were cancelled. Mr. Gill resigned as a director of the Company on January 3, 1994.

         In December 1994, Fred W. Wagenhals advanced $300,000 to the Company in order to enable the Company to make certain advance royalty payments related to license agreements entered into by the Company for die-cast products to be marketed by the Company beginning in the second quarter of fiscal 1995. The Company issued a promissory note to Mr. Wagenhals for the advance, bearing interest, at 9% per annum, providing for monthly payment of accrued interest and calling for the payment of the principal no later than March 31, 1995. The Company repaid the note in full on February 9, 1995. The Company's prepaid expenses and other assets at September 30, 1995 included an advance of $50,000 to Mr. Wagenhals, which was repaid in fiscal 1996.

         The Company currently leases a building in Tempe, Arizona, containing approximately 46,000 square feet, for its corporate, administrative and sales offices and warehouse facilities. Fred W. Wagenhals currently owns a one-third interest in F. W. Investments, a partnership which owns this facility. Prior to February 1994, the Company occupied a separate leased facility in Tempe, Arizona totalling approximately 47,000 square feet, which was utilized as offices and for manufacturing. F.W. Investments also owns this building facility. The Company paid F.W. Investments rent of approximately $171,000, $177,000 and $177,000 respectively, during fiscal 1994, 1995 and 1996.

         In November 1996, the Company issued to the seller of Sports Image and persons affiliated with the seller an aggregate of 403,361 shares of Common Stock as a portion of the consideration paid for the assets of Sports Image. See "Business - Development of the Company." Joseph M. Mattes, who became an officer and director of the Company upon completion of the acquisition of Sports Image, received 15,000 shares of Common Stock as part of that transaction. All of the 403,361 shares issued in connection with the acquisition of Sports Image are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part. See "Description of Securities - Registration Rights." The Company entered into a three-year employment agreement with Mr. Mattes in connection with the acquisition of Sports Image. See "Management - Employment and Consulting Agreements."

         In connection with the acquisition of Motorsport Traditions, the Company entered into a consulting agreement with John S. Bickford. See "Management - Employment and Consulting Agreements." Mr. Bickford became a director of the Company in January 1997.

                               PRIVATE PLACEMENTS

         In January 1994, the Company completed a private placement of 83 units and in March 1994, the Company completed a private placement of 125 units for $20,000 per unit. Each unit consisted of $12,500 in principal amount of 10% Convertible Subordinated Debentures and 5,400 shares of Common Stock. All of the Debentures were subsequently converted into shares of the Company's Common Stock at a conversion price of $1.75 per share. An aggregate of 77,798 shares of Common Stock that were issued as part of the units or upon conversion of the Debentures have been registered for resale pursuant to another Registration Statement to which this Prospectus relates.

         In August 1994, the Company issued 100,000 shares of Common Stock to F.M. Motorsports, Inc., formerly Fan Fueler, Inc., as consideration for the assets and liabilities acquired from Fan Fueler, Inc. at that time. See "Business - Development of the Company." The shares held by F.M. Motorsports, Inc. have been registered for resale pursuant to another Registration Statement to which this Prospectus relates.

         In November 1996, the Company issued an aggregate of 403,361 shares of Common Stock to the sellers of Sports Image. See "Certain Transactions."

         In January 1997, the Company issued to the sellers of Motorsport Traditions an aggregate of 342,857 shares of Common Stock as a portion of the consideration paid to acquire Motorsport Traditions. See "Business - Development of the Company." All of the 342,857 shares issued in connection with the acquisition of Motorsport Traditions are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part. See "Description of Securities - Registration Rights."

         On January 16, 1997, the Company sold an aggregate of 187,500 shares of Common Stock to Hasbro at a price of $14.50 per share. Hasbro has agreed that it will not sell or otherwise transfer any of such shares prior to April 16, 1997. All of the 187,500 shares sold to Hasbro are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part. See "Description of Securities - Registration Rights." The Company has agreed that, in the event that Hasbro sells such shares at a price lower than $14.50 per share during the one-year period commencing on the later of (i) April 16, 1997 or (ii) the effective date of the Registration Statement of which this Prospectus forms a part, the Company will reimburse Hasbro for the amount of such loss, plus interest.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the shares of the Company's outstanding Common Stock beneficially owned as of March 7, 1997
(i) by each of the Company's directors and executive officers; (ii) by all directors and executive officers of the Company as a group; (iii) by each person who is known by the Company to own beneficially or exercise voting or dispositive control over more than 5% of the Company's Common Stock; and (iv) by each of the Selling Shareholders.

                                             Shares Beneficially                           Shares Beneficially
                                               Owned Prior to                                  Owned After
                                               Offering(1)(2)           Shares Being         Offering(1)(2)
Name and Address of                          --------------------    Registered for      ----------------------
Beneficial Owner                              Number     Percent          Sale(3)         Number       Percent
----------------                             ---------  ---------    ----------------    ----------   ---------
Directors and Executive Officers
--------------------------------
Fred W. Wagenhals                         2,654,000 (4)   19.0%                0          2,654,000       19.0%
Tod J. Wagenhals                            171,456 (5)    1.2%                0            171,456        1.2%
Christopher S. Besing                        50,000 (6)     *                  0             50,000         *
Joseph M. Mattes                             45,000 (7)     *             15,000             30,000         *
Melodee L. Volosin                           27,500 (8)     *                  0             27,500         *
John S. Bickford                             17,143         *             17,143                  0         *
Jack M. Lloyd                                18,000 (9)     *                  0             18,000         *
Robert H. Manschot                           22,000 (10)    *                  0             22,000         *
All directors and executive officers
as a group (eight persons)                3,005,099       21.0%           32,143         2,972,956        20.8%

Other Selling Shareholders
--------------------------
Dale Earnhardt and Teresa Earnhardt,
  JTWROS                                    377,536        2.8%          356,861            20,675          *
Hasbro, Inc.                                187,500        1.4%          187,500                 0          *
Jeffrey M. Gordon                           171,428        1.3%          171,428                 0          *
Kenneth R. Barbee                           126,931 (11)    *            114,286            12,645          *
F.M. Motorsports, Inc. (12)                  45,000         *             45,000                 0          *
Philip C. Leavitt                            56,960         *             55,620             1,340          *
Sonja R. Barbee                              20,000         *             20,000                 0          *
David M. Furr                                19,600 (13)    *             15,000             4,600          *
Donald G. Hawk, Jr.                          15,000         *             15,000                 0          *
Dianne Leavitt                               11,142         *             11,142                 0          *
David Leavitt                                11,036         *             11,036                 0          *
Jack C. Nipper                               10,000         *             10,000                 0          *
Jeffrey C. Efird                             10,000         *             10,000                 0          *
Christopher L. Williams                       1,500         *              1,500                 0          *

----------------
*Less than 1% of outstanding shares of Common Stock.

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all Common Stock beneficially owned by him, subject to applicable community property law. Except as otherwise indicated, each of such persons may be reached through the Company at 2401 West First Street, Tempe, Arizona 85251.
(2) The numbers and percentages shown include the shares of Common Stock actually owned as of March 7, 1997 and the shares of Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock which the identified person or group had the right to acquire within 60 days of March 7, 1997 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(3) Each of the Selling Shareholders is assumed to be selling all of the shares of Common Stock registered for sale and will own no shares of Common Stock after the offering, except for 30,000, 20,675, 12,645, 1,340, and 4,600 shares of Common Stock to be beneficially owned by Joseph M. Mattes, Dale Earnhardt and Teresa Earnhardt, Kenneth R. Barbee, Philip C. Leavitt, and David M. Furr, respectively. The Company has no assurance that the Selling Shareholders will sell any of the securities being registered hereby.
(4) Represents 2,364,000 shares of Common Stock and vested options to acquire 290,000 shares of Common Stock.
(5) Represents 1,456 shares of Common Stock and vested options to acquire 170,000 shares of Common Stock.

(6)  Represents vested options to acquire 50,000 shares of Common Stock.
(7) Represents 15,000 shares of Common Stock and vested options to acquire 30,000 shares of Common Stock.
(8)  Represents vested options to acquire 27,500 shares of Common Stock.
(9)  Represents vested options to acquire 18,000 shares of Common Stock.
(10) Represents 4,000 shares of Common Stock and vested options to acquire 18,000 shares of Common Stock.
(11) Represents 118,831 shares of Common Stock held and vested options to acquire 7,500 shares of Common Stock held by Mr. Barbee and 600 shares held in a custodial account for the benefit of Mr. Barbee's minor grandson. Mr. Barbee serves as custodian of the account for the benefit of his minor grandson, but disclaims beneficial ownership of the shares held in such account. Mr. Barbee currently serves as a Vice President of the Company's wholly owned subsidiary, Sports Image, Inc. See "Management - Employment and Consulting Agreements."
(12) F.M. Motorsports, Inc. is owned by Fred Miller, III and Peter Thomas Cassella, each of whom may be deemed to be the beneficial owner of the shares held by F.M. Motorsports, Inc. Each of Messrs. Miller and Cassella disclaims beneficial ownership of the shares held by F.M. Motorsports, Inc., except to the extent of his respective ownership interest in F.M. Motorsports, Inc. Mr. Cassella is a former officer and director of the Company.
(13) Includes 4,000 shares held by Mr. Furr's spouse and 400 shares held in an IRA account by Mr. Furr's spouse.

                            DESCRIPTION OF SECURITIES

         The Company's authorized capital consists of 25,000,000 shares of Common Stock, $0.01 par value and 5,000,000 shares of serial preferred stock, no par value (the "Serial Preferred Stock"). As of February 28, 1997, 13,703,485 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. An additional 1,014,305 shares of Common Stock may be issued upon exercise of options outstanding or available for issuance under the Company's 1993 Stock Option Plan. All of the issued and outstanding shares of Common Stock are fully paid and non-assessable.

Common Stock

         Holders of shares of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of the shareholders, other than the election of directors in which shareholders are entitled to cumulate their votes in accordance with Arizona law. Subject to the preferences of any outstanding preferred stock, each share of Common Stock is entitled to receive dividends as may be declared by the Company's Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment in full of all creditors of the Company and the liquidation preferences of any outstanding shares of preferred stock.

Serial Preferred Stock

         The Serial Preferred Stock may be issued in such series and denominations as deemed advisable by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Serial Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of the Common Stock. In the event of issuance, the Serial Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company does not currently intend to issue any shares of Serial Preferred Stock.

Senior Notes due January 2, 1999

         On January 2, 1997, the Company issued an aggregate of $20.0 million principal amount of Senior Notes to three insurance companies. The Senior Notes bear interest at the rate of 8.05% per annum, provide for semi-annual payments of accrued interest, and will mature on January 2, 1999. The Company may not prepay the Senior Notes prior to maturity, but will be required to offer to redeem the Senior Notes in the event of a "Change of Control" of the Company, as defined in the Senior Notes. The Senior Notes contain certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness, to sell assets, or engage in certain mergers on consolidations. The Senior Notes are guaranteed by Sports Image and Motorsport Traditions.

Registration Rights

         In connection with the acquisition of Sports Image, the Company entered into a registration agreement with sellers of Sports Image. The registration agreement grants the holders of the shares issued to the sellers of Sports Image the right to one "demand" registration as well as "piggyback" registration rights. In connection with the acquisition of Motorsport Traditions, the Company entered into two registration agreements with the sellers of Motorsport
Traditions. These agreements require the Company to file a registration statement covering the shares issued to the sellers of Motorsport Traditions and to use its best efforts to cause the registration statement to become effective as soon as practicable and to remain effective until December 31, 1999. In addition, the registration agreements grant the holders of the shares issued to the sellers of Motorsport Traditions "piggyback" registration rights. In connection with the sale of shares of Common Stock to Hasbro, the Company agreed to use its best efforts to file a registration statement covering such shares and to cause the registration statement to become effective and to remain effective until January 16, 2000. The Registration Statement of which this Prospectus forms a part is intended to satisfy the Company's obligations to register the shares covered by the registration agreements described above.

Arizona Corporate Takeover Act and Certain Charter Provisions

         The Company is subject to the provisions of Arizona Revised Statutes Sections 10-2701 et. seq. (the "Arizona Corporate Takeover Act"). The Arizona Takeover Act and certain provisions of the Company's Restated Articles and Restated Bylaws, as summarized in the following paragraphs, may have the effect of discouraging, delaying, or preventing hostile takeovers (including those that might result in a premium over the market price of the Company's Common Stock), or discouraging, delaying, or preventing changes in control or management of the Company.

Arizona Corporate Takeover Act

         Article 1 of the Arizona Corporate Takeover Act is intended to restrict "greenmail" attempts by prohibiting the Company from purchasing any shares of its capital stock from any beneficial owner of more than 5% of the voting power of the Company (a "5% Owner") at a per share price in excess of the average market price during the 30 trading days prior to the purchase, unless (i) the 5% Owner has beneficially owned the shares to be purchased for a period of at least three years prior to the purchase; (ii) a majority of the Company's shareholders (excluding the 5% Owner, its affiliates or associates, and any officer or director of the Company) approves the purchase; or (iii) the Company makes the offer available to all holders of shares of its capital stock on the same terms.

         Article 2 of the Arizona Corporate Takeover Act is intended to discourage the direct or indirect acquisition by any person of beneficial ownership of shares of the Company (other than an acquisition of shares from the Company) that would, when added to other shares of the Company beneficially owned by such person, immediately after the acquisition entitle such person to exercise or direct the exercise of (a) at least 20% but less than 33 1/3%, (b) at least 33 1/3% but less than or equal to 50%, or (c) more than 50% of the voting power of the Company's capital stock (a "Control Share Acquisition"). The Arizona Corporate Takeover Act (1) gives the shareholders of the Company other than any person that makes or proposes to make a Control Share Acquisition (the "Acquiring Person") or the Company's directors and officers, the right to limit the voting power of the shares acquired by the Acquiring Person that exceed the threshold voting ranges described above, other than in the election of directors, and (2) gives the Company the right to redeem such shares from the Acquiring Person at a price equal to their fair market value under certain circumstances.

         Article 3 of the Arizona Corporate Takeover Act is intended to discourage the Company from entering into certain mergers, consolidations, share exchanges, sales or other dispositions of the Company's assets, liquidation or dissolution of the Company, reclassifications of securities, stock dividends, stock splits, or other distribution of shares, and certain other transactions (each a "Business Combination") with any Interested Shareholder (as defined below) or any of the Interested Shareholder's affiliates or for a period of three years after the date that the Interested Shareholder first acquired the shares of Common Stock that qualify such person as an Interested Shareholder, unless either the Business Combination or the Interested Shareholder's acquisition of shares is approved by a committee of the Company's Board of Directors (comprised of disinterested directors or other persons) prior to the date on which the Interested Shareholder first acquired the shares that qualify such person as an Interested Shareholder. In addition, Article 3 prohibits the Company from engaging in any Business Combination with an Interested Shareholder or any of the Interested Shareholder's affiliates after such three-year period unless (i) the Business Combination or acquisition of shares by the Interested Shareholder was approved by the Company's Board of Directors prior to the date on which the Interested Shareholder acquired the shares that qualified such person as an Interested Shareholder; (ii) the Business Combination is approved by the Company's shareholders (excluding the Interested Person or any of its affiliates) at a meeting called after such three-year period; or (iii) the Business Combination satisfies each of certain statutory requirements. Article 3 defines an "Interested Shareholder" as any person (other than the Company and its subsidiaries) that either (a) beneficially owns 10% or more of the voting power of the outstanding shares of the Company, or (b) is an affiliate or associate of the Company and who, at any time within the three-year period preceding the transaction, was the beneficial owner of 10% or more of the voting power of the outstanding shares of the Company.

Certain Charter Provisions

         In addition to the provisions of the Arizona Corporate Takeover Act described above, the Company's Restated Articles and Restated Bylaws contain a number of provisions relating to corporate governance and the rights of shareholders. These provisions include (a) the authority of the Board of Directors to fill vacancies on the Board of Directors; (b) the authority of the Board of Directors to issue preferred stock in series with such voting rights and other powers as the Board of Directors may determine; (c) a provision that, unless otherwise prohibited by law, special meetings of the shareholders may be called only by the President of the Company, the Board of Directors, or by holders of not fewer than 10% of all shares entitled to vote at the meeting; and
(d) a provision for cumulative voting in the election of directors, pursuant to Arizona law.

Shares Eligible For Future Sale

         As of February 28, 1997, the Company had 13,703,485 shares of Common Stock outstanding, of which approximately 10,281,512 shares are eligible for resale in the public market without restriction unless held by an existing "affiliate" of the Company, as that term is defined under the Securities Act. The remaining 3,421,973 shares of Common Stock currently outstanding are "restricted securities," as that term is defined in Rule 144, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act or pursuant to an exemption therefrom. An aggregate of 1,056,516 shares of "restricted securities" covered by this Prospectus are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part or have been registered for resale under another Registration Statement to which this Prospectus relates. Affiliates will be subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares beneficially owned by such person for at least two years in such amount that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock (approximately 13,700 shares as of February 28, 1997), or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain requirements as to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not an affiliate and has beneficially owned his or her shares for at least three years is entitled to sell them without regard to the volume, manner of sale or notice requirements. Recent changes to Rule 144, which go into effect in April 1997, will reduce the two-year and three-year holding periods described above to one year and two years, respectively. An aggregate of 2,365,456 shares held by certain officers and directors of the Company, currently are available for sale under Rule 144. Sales of substantial amounts of Common Stock by shareholders of the Company under Rule 144 or otherwise, or even the potential for such sales, are likely to have a depressive effect on the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

         As of February 28, 1997, options to purchase a total of 1,014,305 shares of Common Stock were outstanding under the Company's 1993 Stock Option Plan. An additional 301,450 shares currently are available for future option grants under the 1993 Plan, subject to shareholder approval of recent amendments to the 1993 Plan. See "Management - 1993 Stock Option Plan." The Company has filed a registration statement under the Securities Act to register for offer and sale the shares of Common Stock reserved for issuance pursuant to the exercise of stock options granted under the 1993 Plan. Shares issued upon the exercise of stock options granted under the 1993 Plan generally will be eligible for sale in the public market.

Transfer Agent and Warrant Agent

         The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

         The Company is registering hereby, or has registered under another Registration Statement to which this Prospectus relates, a total of 1,056,516 shares of currently outstanding Common Stock, all of which shares may be sold from time to time by the Selling Shareholders. The Company has granted registration rights to certain of the Selling Shareholders, which the Registration Statement of which this Prospectus forms a part is intended to satisfy. Each Selling Shareholder may use this Prospectus as updated from time to time to offer the shares of Common Stock for sale in transactions in which the Selling Shareholder is or may be deemed to be an underwriter within the meaning of the Securities Act. The Company will not receive any proceeds from the sale of any shares of Common Stock by the Selling Shareholders. The Company will not pay any compensation to an NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of Common Stock offered hereby will be borne by the holders thereof.

         Each currently outstanding share of Common Stock being registered for resale hereby may be sold by the holder thereof in transactions that are exempt from registration under the Securities Act or as long as the Registration Statement of which this Prospectus forms a part is effective under the Securities Act, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. The Selling Shareholders, in addition to selling pursuant to the Registration Statement of which this Prospectus is a part, also may sell under Rule 144 as promulgated under the Securities Act, if applicable. See "Description of Securities - Shares Eligible for Future Sale."

         The Selling Shareholders also may pledge the shares of Common Stock being registered for resale hereby to NASD broker/dealers (each a "Pledgee") pursuant to the margin provisions of each Selling Shareholder's customer agreements with such Pledgees. Upon default by a Selling Shareholder, the Pledgee may offer and sell shares of Common Stock from time to time as described above.

                                 LEGAL OPINIONS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona. Certain members of such firm beneficially owned 16,000 shares of the Company's Common Stock as of the date of this Prospectus.

                                     EXPERTS

         The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the shares offered hereby. This
Prospectus does not contain all the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits which are a part thereof, which may be obtained upon request to the Commission and the payment of the prescribed fee. Material contained in the Registration Statement may be examined at the Commission's Washington, D.C. office and copies may be obtained at the
Commission's Washington, D. C. office upon payment of prescribed fees. Statements contained in this Prospectus are not necessarily complete, and in each case reference is made to the copy of such contracts or documents filed as an exhibit to the Registration Statement, each such statement being qualified by this reference.

-----------------------------------------      ---------------------------------

No person  has been  authorized  to give               1,056,516 Shares of
any   information   or   to   make   any                  Common Stock
representation  not  contained  in  this
Prospectus,  and, if given or made, such
information or  representation  must not
be relied upon as having been authorized
by or on  behalf  of the  Company.  This
Prospectus  does not constitute an offer
to sell or a solicitation of an offer to
buy   any   shares   covered   by   this
Prospectus in any jurisdiction or to any
person  to whom it is  unlawful  to make
such offer or solicitation.  Neither the
delivery of this Prospectus nor any sale
made   hereunder   shall,    under   any
circumstances,  create  any  implication
that  there  has been no  change  in the               ACTION PERFORMANCE
affairs  of  the  Company  or  that  the                 COMPANIES, INC.
information contained herein is correct as of any date subsequent to the date hereof.



                                       Page
Available Information................... 2
Incorporation of Certain Information
 by Reference........................... 2
Forward-Looking Statements...............2
Prospectus Summary...................... 3
Risk Factors............................ 7
Use of Proceeds.........................13
Dividends...............................13
Capitalization..........................13
Price Range of Common Stock.............14              --------------
Selected Consolidated Financial Data....15
Unaudited Pro Forma Combined                         P R O S P E C T U S
 Financial Information..................16
Management's Discussion and Analysis of                 --------------
 Financial Condition and Results of
 Operations.............................19
Business................................25
Properties..............................37
Management..............................38
Certain Transactions....................45
Private Placements......................46
Principal and Selling Shareholders......47
Description of Securities...............48                       , 1997
Plan of Distribution....................51
Legal Opinions..........................52
Experts.................................52
Additional Information..................52

-----------------------------------------      ---------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the expenses payable by the Registrant in connection with the offering described in the Registration Statement. All of the amounts shown are estimates except for the registration fees:

                                                               Amount to be Paid
                                                               -----------------

         Registration Fee.....................................   $   6,047.95
         Accountants' Fees and Expenses.......................      15,000.00
         Legal Fees and Expenses..............................      40,000.00
         Printing and Engraving Expenses......................       2,500.00
         Miscellaneous Fees...................................       1,425.05
                                                                 ------------
           Total..............................................   $  65,000.00
                                                                 ============

Item 15.  Indemnification of Directors and Officers.

         The Registrant's Amended and Restated Articles of Incorporation (the "Restated Articles") require the Registrant to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Arizona Business Corporation Act (the "Business Corporation Act"). This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the Business Corporation Act, subject to the requirements of the Business Corporation Act. In addition, the Registrant may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Corporation Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Registrant, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Registrant is required to indemnify to the fullest extent required by the Business Corporation Act. The effect of these provisions is described below.

Required Indemnification

         The Restated Articles and the Business Corporation Act require the Registrant to indemnify all "Outside Directors," as defined below, and officers of the Registrant who are not directors against "liability," as defined below. The Restated Articles and the Business Corporation Act also require the
Registrant to indemnify against reasonable "expenses," as defined below, any director who is the prevailing party in the defense of any proceeding to which the director is a party because such person is or was a director of the Registrant. In addition, the Business Corporation Act requires the Registrant to pay expenses to Outside Directors in advance of a final disposition of the proceeding if (1) the director furnishes to the Registrant a written affirmation (an "Affirmation") of his or her good faith belief that (i) his or her conduct was in good faith, (ii) he or she reasonably believed that the conduct was in the best interests of the Registrant or at least not opposed to the Registrant's best interests, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful (the "Standard of Conduct"), and (2) the director provides the Registrant with a written undertaking (an "Undertaking") to repay the advance if it ultimately is determined that the director did not meet the Standard of Conduct. However, the Business Corporation Act prohibits the Registrant from advancing expenses to an Outside Director if a court determines before payment that the director failed to meet the Standard of Conduct and a court does not otherwise authorize indemnification.

         The Restated Articles and the Business Corporation Act also require the Registrant to indemnify a director who is not an Outside Director against liability, but only if the Registrant is authorized in the specific case after a determination has been made by either (a) a majority of the members of the Board of Directors who are not at the time parties to the proceeding, (b) special legal counsel, or (c) the shareholders of the Registrant (excluding shares owned by or voted under the control of directors who are at the time parties to the proceeding) that the director has met the Standard of Conduct (a "Determination"). In addition, the Business Corporation Act prohibits the Registrant from indemnifying a director who is not an Outside Director in connection with a proceeding by or in the right of the Registrant in which the director is adjudged liable to the Registrant, or in connection with a proceeding in which the director was adjudged liable on the basis that the director improperly received a personal benefit. As permitted by the Business Corporation Act, the Restated Articles also require the Registrant to pay for or reimburse the reasonable expenses of a director who is not an Outside Director in advance of the final disposition of a proceeding if the director furnishes the Registrant with an Affirmation, an Undertaking, and a Determination is made that the facts then known to the persons making the Determination would not preclude indemnification under the Business Corporation Act.

Optional Indemnification

         Except for situations where the Registrant is required to indemnify its officers who are not also directors against liability, as described above, the Restated Articles and the Business Corporation Act permit the Registrant, in its sole discretion, to indemnify against liability and advance expenses to any officer, employee, or agent who is not a director to the same extent as to a director. However, the Business Corporation Act prohibits the Registrant from indemnifying such persons against liability unless a Determination is made that indemnification is permissible because the person has met the Standard of Conduct. The Business Corporation Act permits the Registrant to pay for or reimburse expenses to an officer, employee, or agent who is not a director in advance of a final disposition of the proceeding, but only if the person furnishes to the Registrant an Affirmation and an Undertaking, and a Determination is made that the facts then known to the persons making the Determination would not otherwise preclude indemnification.

Court Ordered Indemnification

         The Restated Articles and the Business Corporation Act permit a director or officer of the Registrant to apply to a court for indemnification, in which case the court may, subject to certain conditions, order the Registrant to indemnify such person for part or all of the person's liability and expenses.

Definitions

         The Business Corporation Act defines "Outside Director" to mean a director who, when serving as a director, was not an officer, employee or holder of more than 5% of the outstanding shares of any class of stock of the Registrant. "Liability" under the Business Corporation Act means the obligation to pay a judgment, settlement, penalty or fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding and includes obligations and expenses that have not yet been paid by the indemnified person but that have been or may be incurred. The Business Corporation Act defines "expenses" as attorney fees and all other costs and expenses reasonably related to a proceeding.

Item 16.  Exhibits

  Exhibit
  Number                              Exhibit
  ------                              -------
      3.1          First Amended and Restated Articles of Incorporation of Registrant(1)
      3.2          Amended and Restated Bylaws of Registrant(1)
      4.1          Form of Certificate of Common Stock(2)
      5.0          Opinion of O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, P.A.
   10.4.1          1993 Stock Option Plan, as amended and restated through July 3, 1995(3)
   10.4.2          Non-Statutory Stock Option Agreement between the Company and Fred W. Wagenhals dated
                   January 15, 1993(2)
     10.8          Form of Indemnification Agreement entered into with the Directors of the  Registrant(2)
    10.21          Lease between the Company and F.W. Investments dated January 1, 1994(4)
  10.24.1          Commercial Credit Agreement dated March 6, 1995 between the Company and the Hong Kong and Shanghai Banking Corporation Limited(5)
  10.24.2          Optional Advance Time Note (Loans Against Imports) dated March 6, 1995 between the Company and the Hong Kong and Shanghai Banking Corporation(5)
    10.25          Bill of Sale and Asset Purchase Agreement between the Company, Fan Fueler, Inc., Peter
                   LaMonica, and Fred Miller, III dated August 12, 1994(6)
    10.26          Bill of Sale and Asset Purchase Agreement between the Company, M-Car, Incorporated, and
                   Robert Scott Tremonti dated September 29, 1994(6)
    10.27          Manufacturing Agreement between the Company and Early Light International (Holdings) Ltd.
                   dated December 5, 1994(6)
    10.29          Asset Purchase Agreement dated March 31, 1995 between the Company and Motorsports
                   Promotion, Inc.(5)
    10.30          Promissory Note dated March 31, 1995 between Motorsports Promotions, Inc., as borrower, and the Company, as lender(5)
    10.31          Security Agreement dated March 31, 1995 between Motorsports Promotions, Inc., as debtor, and the Company, as secured party(5)
    10.32          Credit Agreement by and between the Company and Wells Fargo HSBC Trade Bank,  N.A.(7)
    10.33          Asset Purchase  Agreement dated as of November 7, 1996, among Action Performance Companies,
                   Inc., SII Acquisition, Inc., Sports Image, Inc., and R. Dale Earnhardt and Teresa H. Earnhardt(8)
    10.34          Promissory Note dated November 7, 1996, in the principal amount of $24,000,000 issued by SII
                   Acquisition, Inc., as Maker, to Sports Image, Inc., as Payee, together with Guarantee of Action
                   Performance Companies, Inc.(8)
    10.35          Security Agreement dated November 7, 1996, between Sports Image, Inc. and SII Acquisition,
                   Inc.(8)
    10.36          Registration Agreement dated as of November 7, 1996, among Action Performance Companies,
                   Inc., Sports Image, Inc., and R. Dale Earnhardt and Teresa H. Earnhardt(8)
    10.37          License Agreement dated as of November 7, 1996, among SII Acquisition, Inc., Dale Earnhardt, and Action Performance Companies, Inc.(8)
    10.38          Employment Agreement dated as of November 7, 1996, between Action Performance Companies,
                   Inc. and Joe Mattes(8)
    10.39          Asset Purchase Agreement dated as of January 1, 1997, among Action Performance Companies,
                   Inc., MTL Acquisition, Inc., Motorsport Traditions Limited Partnership, Midland Leasing, Inc.,
                   and Motorsports By Mail, Inc.(9)
    10.40          Exchange Agreement dated as of January 1, 1997, among Action Performance Companies, Inc.,
                   Kenneth R. Barbee, and Jeffery M. Gordon(9)
    10.41          Promissory Note dated January 1, 1997, in the principal amount of $1,600,000 issued by MTL
                   Acquisition, Inc., as Maker, to Motorsport Traditions Limited Partnership, as Payee, together with
                   Guarantee of Action Performance Companies, Inc.(9)

    10.42          Note Purchase Agreement dated as of January 2, 1997, among Action Performance Companies,
                   Inc., Jefferson-Pilot Life Insurance Company, Alexander Hamilton Life Insurance Company of
                   America, and First Alexander Hamilton Life Insurance Company, together with form of Note, form of Subsidiary Guaranty, and form of Subsidiary Joinder
    10.43          Credit Agreement dated as of January 2, 1997, among Action Performance Companies, Inc., Sports
                   Image, Inc., MTL Acquisition, Inc., and First Union National Bank of North Carolina
    10.44          Registration Agreement dated as of January 1, 1997, among Action Performance Companies, Inc.,
                   Motorsport Traditions Limited Partnership, Midland Leasing, Inc., and Motorsports By Mail,
                   Inc.(9)
    10.45          Registration Agreement dated as of January 1, 1997, among Action Performance Companies, Inc.,
                   Kenneth R. Barbee, and Jeffery M. Gordon(9)
    10.46          Employment Agreement dated as of January 1, 1997, between Action Performance Companies,
                   Inc. and Kenneth R. Barbee(9)
    10.47          Consulting Agreement dated as of January 1, 1997, between Action Performance Companies, Inc.
                   and John Bickford(9)
    10.48          Common Stock Purchase Agreement dated January 16, 1997, between Hasbro, Inc. and Action
                   Performance Companies, Inc.
     23.1          Consent of Arthur Andersen LLP

-------------
(1) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1996, as filed with the Securities and Exchange Commission on May 2, 1996.
(2) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 (Registration No. 33- 57414-LA).
(3) Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-8 (Registration No. 33-66980) filed with the Securities and Exchange Commission on February 29, 1996.
(4) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1994 filed with the Securities and Exchange Commission on May 16, 1994.
(5) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1995, as filed with the Securities and Exchange Commission on May 15, 1995.
(6) Incorporated by reference to the Registrant's Form 10-KSB for the year ended September 30, 1994, as filed with the Securities and Exchange Commission on December 22, 1994.
(7) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 1996, as filed with the Securities and Exchange Commission on August 14, 1996.
(8) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on November 22, 1996, as amended by Form 8-K/A filed on January 13, 1997.
(9) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on January 23, 1997, as amended by Form 8-K/A filed on February 24, 1997.

Item 17.  Undertakings

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, Arizona, on the 6th day of March, 1997.

                                     ACTION PERFORMANCE COMPANIES, INC.


                                     By:  /s/ Fred W. Wagenhals
                                       ----------------------------------------
                                          Fred W. Wagenhals
                                          Chairman of the Board, President, and
                                          Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints jointly and severally, Fred W. Wagenhals and Christopher S. Besing and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to sign any Registration Statement and amendments thereto for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

      Signature                                   Position                                            Date
      ---------                                   --------                                            ----
/s/ Fred W. Wagenhals                 Chairman of the Board, President, and Chief                     March 6, 1997
----------------------------------    Executive Officer (Principal Executive Officer)
Fred W. Wagenhals

/s/ Tod J. Wagenhals                  Executive Vice President, Secretary, and Director               March 6, 1997
----------------------------------
Tod J. Wagenhals

/s/ Christopher S. Besing             Vice President, Chief Financial Officer,                        March 6, 1997
----------------------------------    Treasurer, and Director (Principal
Christopher S. Besing                 Financial and Accounting Officer)


/s/ Joseph M. Mattes                  Vice President and Director                                     March 6, 1997
----------------------------------
Joseph M. Mattes

/s/ Melodee L. Volosin                Director of Wholesale Division and Director                     March 6, 1997
----------------------------------
Melodee L. Volosin

/s/ John H. Bickford                  Director                                                        March 6, 1997
----------------------------------
John H. Bickford

/s/ Jack M. Lloyd                     Director                                                        March 6, 1997
----------------------------------
Jack M. Lloyd

/s/ Robert H. Manschot                Director                                                        March 6, 1997
----------------------------------
Robert H. Manschot

                                       R-7